AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 1997
                                                      REGISTRATION NO. 333-21065

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             ATWOOD OCEANICS, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  TEXAS                                        1381
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL
      INCORPORATION OR ORGANIZATION)                 CLASSIFICATION CODE NO.)

                                  74-1611874-7
                                (I.R.S. EMPLOYER
                               IDENTIFICATION NO.)

                           15835 PARK TEN PLACE DRIVE
                              HOUSTON, TEXAS 77084
                                 (281) 492-2929

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                JAMES M. HOLLAND
                      SENIOR VICE PRESIDENT AND SECRETARY
                             ATWOOD OCEANICS, INC.
                           15835 PARK TEN PLACE DRIVE
                              HOUSTON, TEXAS 77084
                                 (281) 492-2929

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   COPIES TO:

         W. GARNEY GRIGGS, ESQ.                 KEITH FULLENWEIDER, ESQ.
         GRIGGS & HARRISON, P.C.                 VINSON & ELKINS L.L.P.
        1301 MCKINNEY, SUITE 3200          1001 FANNIN, 2300 FIRST CITY TOWER
          HOUSTON, TEXAS 77010                    HOUSTON, TEXAS 77002
             (713) 651-0600                          (713) 758-2222

                            ------------------------

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 11, 1997

                                     [Logo]

                             ATWOOD OCEANICS, INC.

                                1,500,000 Shares
                                  Common Stock

                               ($1.00 par value)

                               ------------------

    All 1,500,000 shares (the "Shares") of common stock, $1.00 par value (the "Common Stock"), of Atwood Oceanics, Inc. (the "Company") offered hereby are being sold by the Company (the "Offering"). Of the Shares offered pursuant to this Prospectus, 375,000 shares of Common Stock are expected to be purchased by Helmerich & Payne, Inc. and/or its wholly-owned subsidiary Helmerich & Payne International
                 Drilling Company (collectively "H&P"), H&P has
                 indicated an intention to acquire such shares, subject to receipt and review by H&P of a final prospectus and conditioned upon a closing of the Offering, at a price equal to the Price to Public and H&P set forth below. The Common Stock of the
                 Company is traded on The Nasdaq Stock Market's
                National Market ("NNM") under the symbol "ATWD."
                   On February 7, 1997, the reported last sale
                    price of the Common Stock on the NNM was
                          $61 1/4 per share. See "Price
                            Range of Common Stock."

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
  AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 8
                                    HEREIN.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                            UNDERWRITING
                           PRICE TO         DISCOUNTS AND      PROCEEDS TO
                        PUBLIC AND H&P     COMMISSIONS (1)     COMPANY (2)
                        --------------     ---------------     -----------
Per Share...........
Total (3)...........

(1) No underwriting discounts and commissions are to be paid in connection with the Shares to be purchased by H&P.
(2) Before deduction of expenses payable by the Company, estimated at $400,000. Per share Proceeds to Company reflect per share proceeds from Shares offered to the public but not H&P. Per share Proceeds to Company with respect to Shares to be sold to H&P are $_________. See "Underwriting."
(3) The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 225,000 additional shares of Common Stock from the Company to cover over-allotments of shares. If the option is exercised in full, the total Price to Public and
    H&P will be $          , Underwriting Discounts and Commissions will be
    $          , and Proceeds to Company will be $          . See
    "Underwriting."

     The Shares are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Shares
will be ready for delivery on or about March      , 1997, against payment in
immediately available funds.

CREDIT SUISSE FIRST BOSTON
                       HOWARD, WEIL, LABOUISSE, FRIEDRICHS
                                  INCORPORATED
                                                   RAUSCHER PIERCE REFSNES, INC.

                     Prospectus dated February      , 1997

                                                 ATWOOD HUNTER
                                               Third-Generation
                                               Semisubmersible

                                   The ATWOOD HUNTER (built in 1981) is
                                   currently undergoing a substantial
                                   upgrade that will enable the rig to
                                   operate in 3,500 feet of water with a
                                   deckload capacity in excess of 3,000
                                   short tons. Semisubmersible drilling
                                   units have two hulls, the lower of which is capable of being flooded. Drilling equipment is mounted on the main hull. After the drilling unit is towed to
       [PHOTO] location, the lower hull is ballasted, lowering the entire drilling unit to its operating draft, and the drilling unit is anchored in place. This type of drilling unit is designed to operate in greater water depths than a ja ck-up and in more severe sea conditions than a drillship. Upon completion of phase-one of the upgrade (estimated April 1997), the rig will be dry transported to the United States for completion of the upgrade, with drilling operations in the United States Gulf of Mexico estimated to commence in the fourth quarter of fiscal year 1997.


                                                ATWOOD FALCON
                                               Third-Generation
                                               Semisubmersible

                                   The ATWOOD FALCON (built in 1983)
                                   currently has a water depth drilling
                                   capacity of 2,000 feet with a drilling
                                   depth capacity of 30,000 feet. Since
                                   1994, the Atwood Falcon has worked in
                                   Australia, Malaysia, Korea, China and
                                   the Malaysia/Thailand Joint Operating
                                   Area. On completion of its current
                                   contract (estimated November 1997), the
                                   rig will be mobilized to the Philippines to commence drilling under a contract which provides for drilling of two initial wells, with an option for three years of drilling operations in up to 3,500 feet
       [PHOTO]                     of water in the Philippines' South
                                   China Sea. If the option is exercised,
                                   the rig will undergo a substantial
                                   upgrade to enable the rig to operate in
                                   3,500 feet of water with a deckload
                                   capacity in excess of 3,000 short tons
                                   which will take six to seven months to
                                   complete.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET-NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET-NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING".

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6 AND 10B-7 UNDER THE EXCHANGE ACT.

                               PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. IN ADDITION, UNLESS OTHERWISE SPECIFIED, THE FINANCIAL AND OTHER OPERATING DATA PERTAINING TO THE COMPANY SET FORTH HEREIN ARE REFLECTED ACCORDING TO THE COMPANY'S FISCAL YEAR WHICH ENDS SEPTEMBER 30.

                                  THE COMPANY

     The Company provides offshore contract drilling services to the oil and gas industry. The Company's diversified rig fleet consists of eight wholly-owned rigs, including three third-generation semisubmersibles, one second-generation semisubmersible, one jack-up, one second-generation semisubmersible tender-assist vessel, one submersible and one modular self-contained platform rig, and a fifty percent interest in a newly-constructed platform rig. The Company's fleet is currently operating in Australia, Southeast Asia, Equatorial Guinea and the United States. The Company also provides management, labor and supervisory services pursuant to contracts for two operator-owned drilling and production platforms.

     In fiscal 1996, the Company maintained 100% utilization of its drilling rigs placed in service, and the Company maintained a utilization rate in excess of 99% for each of the past three fiscal years. Improved financial results for the Company in fiscal 1996 reflect continued high rig utilization coupled with significant dayrate increases for several of the Company's rigs, which were achieved primarily during the second half of 1996. The Company has recently been awarded two substantial rig upgrade contracts, and based upon contract commitments, the Company expects to maintain a high level of utilization of its remaining rigs during fiscal 1997.

     Financial results for the first quarter of fiscal 1997 reflect the impact of significant dayrate increases realized for several of the Company's rigs. Contract revenues and earnings before interest expense, taxes and depreciation for the three months ended December 31, 1996 increased 22% and 85%, respectively, compared to the three months ended December 31, 1995.

                                MARKET OVERVIEW

     During the last two years, offshore drilling activity has substantially increased, raising the utilization of the worldwide offshore rig fleet to 92% as of December 31, 1996, from 82% as of the beginning of 1995. The increase in activity has been particularly strong in the semisubmersible market, in which utilization has increased from 79% at the beginning of 1995 to 94% as of December 31, 1996. The recent levels of offshore rig utilization represent the highest levels in more than 10 years, driven in part by technological advances in areas such as subsea completions, floating production systems, horizontal drilling and 3-D seismic which have led to increased demand for drilling rigs with deeper water capabilities. During this period, the Company has achieved significant dayrate increases and secured longer terms for its contracts. The Company has secured two substantial rig upgrade contracts, and the Company executed a contract in January 1997 which, if an option is exercised, will result in a third substantial rig upgrade. The Company is actively pursuing additional rig upgrade opportunities.

                               BUSINESS STRATEGY

     The Company seeks to enhance shareholder value and maximize profitability, rig utilization and dayrate margins through (i) upgrading the performance capabilities of its rig fleet, (ii) operating a diversified rig fleet with an international focus, (iii) seeking growth opportunities through rig acquisitions and new rig construction, (iv) maximizing flexibility through conservative financial management, and (v) maintaining a quality reputation for customer service and safety.

     RIG FLEET UPGRADES -- The Company is capitalizing on opportunities to enhance its rig fleet to take advantage of increased market dayrates for rigs with deeper water drilling capabilities. The Company believes it can generate significantly higher dayrates with increased operating margins by upgrading the water depth drilling capabilities and deckload capacities of its rigs, thereby earning a higher rate of return on investment.

     The ATWOOD HUNTER is currently undergoing a substantial upgrade at a cost of approximately $45 million. This upgrade will increase the deckload capacity of the rig and enable the rig to operate in 3,500 feet of water. The upgrade is undertaken in connection with a three-year contract for drilling operations in the Gulf of Mexico, under which the ATWOOD HUNTER is expected to commence drilling operations in the fourth quarter of fiscal 1997. The contract provides for a $10 million mobilization fee which offsets a portion of the Company's upgrade and mobilization costs.

     In January 1997, the Company was awarded a 175-day drilling contract for the ATWOOD SOUTHERN CROSS, which has been stacked in Australia since it was acquired for $1.5 million in fiscal 1994. The rig should be mobilized to Singapore in March 1997 to undergo substantial refurbishment and upgrade at a total cost of approximately $25 million in order to achieve up to 2,000 feet water depth drilling capability. Upon completion of the refurbishment and upgrade, the rig will commence drilling operations in Australia in late fiscal 1997 or early fiscal 1998.

     Following completion of the ATWOOD FALCON's current contract (estimated November 1997), the rig will be mobilized to the Philippines to commence drilling under a contract which provides for drilling of two initial wells (estimated 90 days duration), with an option (which may be exercised on or before June 30, 1997) for three years of drilling operations in up to 3,500 feet of water in the Philippines' South China Sea. In the event the option is exercised, the rig will be transported to a shipyard following completion of the initial two well program to undergo an upgrade at a cost of approximately $50 million, which would be partially offset by a $10 million mobilization fee. Management estimates that the upgrade and mobilization will take six to seven months to complete.

     The ATWOOD EAGLE is a candidate for similar upgrade opportunities in late fiscal 1998 or thereafter. Potential customer requirements and the renewal of option terms on the ATWOOD EAGLE will determine the extent of and timing for any such upgrade.

     The VICKSBURG, a 300 foot water depth rated jack-up rig currently working in production mode in Australia, is also a candidate for upgrade in fiscal 1998. Depending on contract opportunities and potential customer requirements, the Company's options upon completion of the current contract, which could extend to January 1998, include returning the rig to drilling mode at a cost of approximately $3 million or undertaking a substantial upgrade at a cost ranging from $10 to $30 million, depending on the extent of the upgrade. The Company estimates that expenditures of approximately $30 million would enable the rig to be upgraded to provide for increased leg lengths, cantilever extended reach drilling with a top drive, increased deckload capacity and other enhanced drilling capabilities.

     DIVERSIFIED OPERATIONS AND INTERNATIONAL FOCUS -- The Company's fleet consists of six mobile drilling rigs, including four semisubmersibles, one jack-up and one submersible, as well as two platform rigs and a semisubmersible tender-assist vessel. The Company also provides management, labor and supervisory services pursuant to contracts for two operator-owned drilling and production platforms. The Company has been active in the Australian and Southeast Asian markets since 1970, and the Company's international operations in Australia, Southeast Asia and Equatorial Guinea accounted for over 92% of its fiscal 1996 revenues. Offshore drilling activities in these markets continue to increase as advances in technology (including subsea completions, floating production systems, horizontal drilling and 3-D seismic), growth in market demand for oil and gas, and expansion of local market transportation and processing infrastructures improve the economics of offshore exploration and production.

     GROWTH OPPORTUNITIES -- The Company has historically grown its fleet through both rig acquisitions and new rig construction. In fiscal 1990, the Company significantly enhanced the size and quality of its fleet by acquiring a 50% interest in three third-generation semisubmersible rigs, the ATWOOD FALCON, ATWOOD EAGLE and ATWOOD HUNTER. In fiscal 1995, the Company acquired the remaining 50% interest in these three rigs. In fiscal 1994, the Company expanded its fleet by acquiring a second-generation semisubmersible rig, the ATWOOD SOUTHERN CROSS. The Company participated in the design and fabrication of a new-generation platform rig, RIG-200, through a 50/50 joint venture with a subsidiary of Helmerich & Payne, Inc. RIG-200 commenced operations in January 1997 pursuant to a contract with Esso Australia Limited for drilling operations in the West Tuna field offshore Australia. The Company continues to seek opportunities to invest in rig acquisitions and new rig construction.

     CONSERVATIVE FINANCIAL MANAGEMENT -- The Company maximizes its flexibility to pursue upgrade and other growth opportunities by limiting its debt position as well as maximizing its margins and internal cash flow through strict cost control. The Company's management systems include detailed real-time tracking of costs associated with the mobilization and ongoing operations of its rigs, thereby allowing the Company to maximize profitability under the terms of its contracts in all geographic areas of operation. After the Offering, the Company will have less than $2 million of outstanding debt.

     QUALITY REPUTATION -- The Company is an experienced, safety-conscious contract driller and has built long-term customer relationships with several of the largest and most active operators of offshore oil and gas properties, including U.S. and foreign integrated and independent oil and gas companies. Over the last two fiscal years, the Company's high-quality customer base has included Esso Australia Limited and Esso Production Malaysia, Inc. (33% of total revenues over the period), BHP Petroleum Pty. Ltd. (11%), Carigali-Triton Operating Company Sdn. Bhd. (10%), Woodside Offshore Petroleum Pty. Ltd., an Australian company affiliated with Shell, British Petroleum, BHP Petroleum, Chevron and Mitsubishi (10%), Mobil Equatorial Guinea Inc. (6%), and Shell Offshore, Inc. (5%). The Company has received extensive customer recognition for the safety of its contract drilling operations and completed fiscal 1996 without experiencing a lost-time accident.

                                  THE OFFERING

Shares to be sold by the
  Company(1).........................  1,500,000 shares of Common Stock
Common Stock outstanding(2):
     Before the Offering.............  6,731,488 shares
     After the Offering..............  8,231,488 shares
Use of proceeds......................  To upgrade and refurbish certain of the
                                       Company's drilling rigs, to repay all
                                       amounts outstanding under the Company's
                                       bank facilities and for general corporate
                                       purposes
The Nasdaq Stock Market symbol.......  "ATWD"

------------

(1) Helmerich & Payne Inc. and its wholly-owned subsidiary, Helmerich & Payne International Drilling Company, beneficial owners of approximately 23.8% of the outstanding shares of Common Stock of the Company, have expressed their intention to purchase 25% of the shares offered hereby.

(2) Does not include 213,125 shares of Common Stock issuable upon exercise of outstanding employee stock options as of February 7, 1997, with exercise prices ranging from $9.75 to $37.94 per share. See Note 7 of Notes to Consolidated Financial Statements.

                       SUMMARY HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                THREE MONTHS ENDED
                                              YEARS ENDED SEPTEMBER 30,            DECEMBER 31,
                                          ----------------------------------  ----------------------
                                             1994        1995        1996        1995        1996
                                          ----------  ----------  ----------  ----------  ----------
STATEMENT OF OPERATIONS DATA:
     Contract revenues..................  $   65,975  $   72,231  $   79,455  $   18,138  $   22,093
     Contract drilling and management
       costs............................     (44,328)    (50,826)    (51,540)    (13,034)    (12,660)
     General and administrative
       expense..........................      (4,324)     (4,485)     (5,113)     (1,060)     (1,511)
                                          ----------  ----------  ----------  ----------  ----------
          Operating margin..............      17,323      16,920      22,802       4,044       7,922
     Depreciation.......................     (13,618)    (11,134)     (9,742)     (2,635)     (2,302)
                                          ----------  ----------  ----------  ----------  ----------
          Operating income..............       3,705       5,786      13,060       1,409       5,620
     Other income (expense).............         (73)      2,238       2,783        (101)        114
     Minority interest in loss of partnerships..3,303        908          --          --          --
     Tax provision......................        (726)     (1,872)     (4,475)       (646)     (1,815)
                                          ----------  ----------  ----------  ----------  ----------
     Net income.........................  $    6,209  $    7,060  $   11,368  $      662  $    3,919
                                          ==========  ==========  ==========  ==========  ==========
PER SHARE DATA:
     Earnings per common share..........  $      .94  $     1.07  $     1.71  $      .10  $      .58
     Weighted average shares
       outstanding......................       6,582       6,591       6,664       6,632       6,707
OTHER FINANCIAL DATA:
     Capital expenditures(1)............  $    6,722  $   25,692  $    9,526  $    2,125  $    6,378
     EBITDA(2)..........................      20,142      19,724      25,312       4,633       8,568

                                                   AT SEPTEMBER 30,                AT DECEMBER 31, 1996
                                          ----------------------------------   ----------------------------
                                             1994        1995        1996      HISTORICAL    AS ADJUSTED(3)
                                          ----------  ----------  ----------   ----------    --------------
BALANCE SHEET DATA:
     Cash and securities held for investment. $   41,047 $   37,922 $   40,492  $  40,340      $ 40,340
     Working capital....................      25,171      13,761      26,151       10,812         32,812
     Net property and equipment.........      82,845      91,427      91,124       95,304        153,871
     Total assets.......................     153,460     152,853     159,309      164,668        223,235
     Total long-term debt...............      53,294      39,319      34,473       30,790          1,500
     Shareholders' equity...............      85,959      94,892     105,554      109,722        197,579

------------

(1) Includes investment in RIG-200 and acquisition of interest in partnerships.

(2) EBITDA (earnings before interest expense, taxes, depreciation and amortization, realized gain on sale of investments, and minority interest in loss of partnerships) is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indication of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

(3) Assumes the Offering and the application of proceeds therefrom had taken place on December 31, 1996.

                          OFFSHORE DRILLING OPERATIONS

                                                                           MAXIMUM
                                            PERCENTAGE OF       YEAR        WATER
     NAME OF RIG            TYPE OF RIG     1996 REVENUES       BUILT       DEPTH          LOCATION          CUSTOMER
---------------------   ------------------- -------------    -----------  ---------     ---------------   ---------------
                                         DRILLING RIGS WHOLLY OR PARTIALLY OWNED
ATWOOD                  THIRD-GENERATION      14%               1983      2,500 FT.     MALAYSIA/         CARIGALI-
FALCON                  SEMISUBMERSIBLE                                                 THAILAND          TRITON
                                                                                        JOINT             OPERATING
                                                                                        DEVELOPMENT       COMPANY
                                                                                        AREA              SDN BHD
                                                                                        PHILIPPINES'      OCCIDENTAL
                                                                                        SOUTH CHINA SEA   PHILIPPINES,
                                                                                                          INC.
ATWOOD                  THIRD-GENERATION      14%               1981      1,500 FT.     UNITED STATES     BRITISH-
HUNTER                  SEMISUBMERSIBLE                                                 GULF OF MEXICO    BORNEO
                                                                                                          PETROLEUM
                                                                                                          INC.
ATWOOD                  THIRD-GENERATION      20%               1982      2,500 FT.     EQUATORIAL        MOBIL
EAGLE                   SEMISUBMERSIBLE                                                 GUINEA            EQUATORIAL
                                                                                                          GUINEA INC.
SEAHAWK                 SECOND-GENERATION     14%             1974/1992     N/A         MALAYSIA          ESSO
                        SEMISUBMERSIBLE                                                                   PRODUCTION
                        TENDER ASSIST                                                                     MALAYSIA, INC.
VICKSBURG               JACK-UP               6%                1976       300 FT.      AUSTRALIA         WESTERN
                                                                                                          MINING
                                                                                                          CORPORATION
                                                                                                          LIMITED
RIG-19                  MODULAR               10%               1988        N/A         AUSTRALIA         ESSO
                        PLATFORM                                                                          AUSTRALIA
                                                                                                          LIMITED
RICHMOND                SUBMERSIBLE           8%                1982        75 FT.      UNITED STATES     SHELL OFFSHORE,
                                                                                        GULF OF MEXICO    INC.
ATWOOD                  SECOND-GENERATION     0%                1976      1,500 FT.     AUSTRALIA         SANTOS LTD.
SOUTHERN CROSS          SEMISUBMERSIBLE
RIG-200                 MODULAR               3%                1995        N/A         AUSTRALIA         ESSO
                        PLATFORM                                                                          AUSTRALIA
                                                                                                          LIMITED


                                               MANAGEMENT/LABOR CONTRACTS
GOODWYN "A'             MODULAR               10%                N/A        N/A         AUSTRALIA         WOODSIDE
                        PLATFORM                                                                          OFFSHORE
                                                                                                          PETROLEUM
                                                                                                          PTY. LTD.
                                                                                                          ("WOODSIDE")
NORTH RANKIN "A'        MODULAR               1%                 N/A        N/A         AUSTRALIA         WOODSIDE
                        PLATFORM

                                CONTRACT STATUS AT
     NAME OF RIG                 FEBRUARY 10, 1997
---------------------  -------------------------------------
ATWOOD                 Drilling the ninth of thirteen firm
FALCON                 wells (estimated completion November
                       1997).

                       Upon completion of the current
                       drilling program (estimated November
                       1997), the rig will be mobilized to
                       the Philippines to commence drilling
                       under a contract for two firm wells,
                       plus an option (which may be
                       exercised on or before June 30, 1997)
                       for three years of drilling
                       operations in up to 3,500 feet of
                       water in the Philippines' South China
                       Sea.
ATWOOD                 The rig has been moved to a shipyard
HUNTER                 in Singapore for upgrade to operate
                       in up to 3,500 feet of water in the
                       Gulf of Mexico. The upgrade and
                       mobilization are estimated to take
                       approximately six months with
                       estimated commencement of drilling
                       operations in July or August 1997
                       under a three-year contract.
ATWOOD                 Under contract until May 1997 with
EAGLE                  two six-months options.

SEAHAWK                Term contract (estimated completion
                       September 1997).

VICKSBURG              Under contract until January 1998,
                       subject to early termination under
                       certain circumstances.

RIG-19                 Term contract (estimated drilling
                       work of between 9 and 12 months from
                       January 1997).
RICHMOND               Following completion of the current
                       contract (estimated completion
                       February 1997), the rig will commence
                       drilling operations for three firm
                       wells, plus three option wells under
                       a contract with Chevron USA, Inc.
                       (estimated completion July 1997).
ATWOOD                 The rig will be moved to a shipyard
SOUTHERN CROSS         in Singapore for refurbishment and
                       upgrade to operate in up to 2,000
                       feet of water for a 175-day contract
                       estimated to commence in late fiscal
                       1997 or early fiscal 1998.
RIG-200                Term contract (minimum duration of
                       two years from January 1997).

GOODWYN "A'            Term contract (estimated completion
                       May 1997).

NORTH RANKIN "A'       Term contract (estimated completion
                       May 1997).


--------------------------------------------------------------------------------

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors, in addition to the other information contained or incorporated by reference in this Prospectus.

FORWARD LOOKING INFORMATION

     This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities
Act") and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus regarding the Company's financial position, business strategy, budgets and plans and objectives of management for future operations are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed in the additional risk factors set forth below, in "Management's Discussion and Analysis -- Liquidity and Capital Resources" and elsewhere in this Prospectus and the documents incorporated herein by reference. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

DEPENDENCE ON OIL AND GAS INDUSTRY; INDUSTRY CONDITIONS

     The Company's operations are materially dependent upon the levels of activity in offshore oil and natural gas exploration, development and production. Such activity levels are affected by, among other factors, short-term and long-term trends in oil and natural gas prices. Historically, the prices for oil and natural gas have been volatile and are subject to wide fluctuations in response to changes in the supply and demand for oil and natural gas, market uncertainty and a variety of political, economic and other factors beyond the control of the Company. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, have contributed to, and are likely to continue to contribute to, price volatility. The Company cannot predict future oil and natural gas price movements with any certainty. Any prolonged reduction in oil and natural gas prices, however, will depress the level of exploration, development and production activity and result in a corresponding decline in the demand for the Company's services and, therefore, have a material adverse effect on the Company's results of operation and financial position.

     In addition to adverse effects that future declines in demand could have on the Company, ongoing movement or reactivation of offshore rigs or new construction of rigs could adversely affect dayrates and utilization levels, even in an environment of stronger oil and natural gas prices and increased drilling activity. Moreover, increases in worldwide drilling demand since mid-1995 and the attendant increase in the number of rigs operating has resulted in a shortage of qualified rig personnel in the industry. If the Company is unable to attract and retain sufficient qualified personnel, its ability to move rigs and to put stacked and newly acquired rigs into service will be limited. Further, labor shortages could result in wage increases, which could, without offsetting increases in revenues, reduce the Company's operating margins.

RISK OF UPGRADE AND REFURBISHMENT PROJECTS

     The Company has committed to substantial upgrade and refurbishment capital expenditures and expects to pursue additional upgrade opportunities in the future. Such projects are subject to the risks of delay or cost overruns inherent in any large construction project, including shortages of materials or skilled labor, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, and inability to obtain any of the requisite permits or approvals. In particular, there is a current shortage of certain types of drilling equipment that could delay and increase the cost of certain upgrades. The Company attempts to minimize the potential for cost overruns and delays through detailed real-time tracking of costs associated with mobilization, construction and ongoing operations of its rigs. Significant cost overruns or delays would adversely affect the Company's financial condition and results of operations. Significant delays could also adversely affect the Company's marketing plans for its drilling units and could jeopardize the long-term contracts under which the Company plans to operate certain drilling units.

OPERATIONAL RISKS AND INSURANCE

     The Company's operations are subject to the usual hazards associated with the drilling of oil and gas wells, such as blowouts, cratering, explosions and fires. In addition, the Company's vessels are subject to those perils peculiar to marine operations, such as capsizing, grounding, collision and damage from severe weather conditions. Any of these risks could result in damage or destruction of drilling rigs and oil and gas wells, personal injury and property damage, suspension of operations or substantial environmental damage through oil spillage or extensive, uncontrolled fires. Although the Company believes that it is adequately insured against normal and foreseeable risks in its operations in accordance with industry standards, such insurance may not be adequate to protect the Company against liability from all consequences of well disasters, marine perils, extensive fire damage or damage to the environment. Moreover, such insurance is subject to substantial deductibles and provides for premium adjustments based on claims. Management believes that the Company has a good claims record. To date, the Company has not experienced difficulty in obtaining insurance coverage, although no assurance can be given as to the future availability of such insurance or cost thereof. The Company does not maintain business interruption insurance, and damage to its equipment, even if such damage is covered by insurance, may result in a loss of revenues against which the Company is not insured. The occurrence of a significant event against which the Company is not fully insured could have a material adverse effect on the Company's results of operations or financial position.

FOREIGN OPERATIONS

     The operations of the Company are conducted primarily in foreign waters. For the fiscal years ended 1994, 1995 and 1996, the Company's revenues attributable to foreign operations were 92%, 93% and 92%, respectively, of total revenues. The Company's foreign operations are subject to political, economic and other uncertainties not encountered by purely domestic drilling contractors, including the risk of expropriation of its equipment, expropriation of a customer's property or drilling rights, foreign and domestic monetary policies, repudiation of contracts, foreign exchange restrictions, foreign taxation, adverse tax policies, general hazards associated with foreign sovereignty over certain areas in which the Company operates, fluctuations in foreign economies, United States regulation of direct foreign investment or additional taxation of foreign income, boycotts and embargoes. Moreover, offshore drilling activity is affected by government regulations and policies limiting the withdrawal of offshore oil and gas, regulations affecting production, regulations restricting the importation of foreign petroleum, environmental regulations and regulations which may limit operations in offshore areas by foreign companies and/or personnel. The Company purchases insurance to protect against some or all loss due to events of political risk such as nationalization, expropriation, war, confiscation and deprivation. Occasionally, customers will indemnify the Company against such losses

     Typically, non-U.S. operations incur an effective tax rate higher than the United States corporate statutory tax rate due to higher foreign tax rates in certain jurisdictions or less than full creditability of foreign taxes paid. While the Company's overall effective tax rate has recently been lower than the U.S. tax rate because of net operating losses and other factors, the overall effective tax rate may in the future be higher than the maximum United States corporate statutory tax rate.

GOVERNMENT REGULATIONS

     The Company's business is affected by domestic and international political developments and by federal, state, local and foreign laws and regulations that may relate directly or indirectly to the oil and gas industry. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons adversely affects the Company's operations by limiting available drilling opportunities. Additionally, laws relating to natural gas exploration and equipping and operating offshore vessels may add to the cost of operating offshore drilling equipment.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state, local and foreign laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations could impose significant liability on the Company for damages, clean-up costs and penalties in the event of the occurrence of oil spills or similar discharges of pollutants into the environment in the course of the Company's operations. To date, such laws and regulations have not had a material adverse effect on the Company's results of operations, nor has the Company experienced an accident which has exposed it to material liability for discharges of pollutants into the environment.

COMPETITION

     The Company competes with numerous other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Although recent business combinations among drilling companies have resulted in a decrease in the total number of competitors, the drilling industry remains competitive, and there continues to be competition in securing available drilling contracts. Competition usually occurs on a regional basis and, although drilling rigs are mobile and can be moved from one region to another in response to increased demand, an oversupply of rigs in any region may result. In addition, there are a number of inactive rigs that are being or could be reactivated and upgraded. Such reactivation, new rig construction or a decrease in drilling activity in any major market could depress dayrates and adversely affect utilization of the Company's rigs, even in an environment of stronger oil and natural gas prices.

CONCENTRATION OF CUSTOMERS

     During fiscal 1996, the Company performed operations for ten major customers. Esso Australia Limited/Esso Production Malaysia, Inc., Carigali-Triton Operating Sdn. Bhd. and Mobil Equatorial Guinea Inc. accounted for 32%, 14% and 11%, respectively, of fiscal 1996 revenues. Although the Company believes its customer relationships are strong, the loss of any significant customer or a decrease in the drilling programs of significant customers in the areas where they employ the Company could have a material adverse effect on the Company's results of operations.

AVAILABILITY OF QUALIFIED RIG PERSONNEL

     Increases in worldwide drilling demand during the past two years and the corresponding increase in the number of rigs working has resulted in a shortage of qualified rig personnel in the industry. To date, the Company has not experienced significant problems with personnel in its areas of operation, however, if the Company is unable to continue to attract and retain sufficient qualified personnel, its operations could be adversely affected and its ability to put newly acquired rigs to work could be restricted. A shortage of personnel could also result in wage increases which could, without offsetting increases in revenues, affect the Company's profitability.

CONTROL BY CERTAIN STOCKHOLDERS

     Helmerich & Payne Inc. and its wholly-owned subsidiary, Helmerich & Payne International Drilling Company (collectively "H&P"), beneficially own approximately 23.8% of the outstanding shares of Common Stock of the Company. As a result, H&P has the ability to influence the election of the Company's directors, which may be conducted on a cumulative voting basis pursuant to the Company's charter, and the outcome of other matters requiring a stockholder vote. Three of the Company's six directors are affiliated with H&P. H&P has expressed its intention to purchase 25% of the shares offered hereby (excluding the over-allotment option).

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the Offering, after deducting underwriting discounts and commissions and estimated expenses, are estimated to be approximately $87.8 million ($100.9 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $61 1/4 per share. Such net proceeds will be used (i) to satisfy contractual commitments to upgrade and relocate the ATWOOD HUNTER at a cost of approximately $45 million, before realization of $10 million in mobilization revenues, (ii) to satisfy contractual commitments to refurbish and upgrade the ATWOOD SOUTHERN CROSS at a cost of approximately $25 million, (iii) to repay all of the Company's bank debt, which has an outstanding balance of $22.3 million as of February 4, 1997, and (iv) for general corporate purposes.

     One of the Company's bank credit facilities has an outstanding balance of approximately $17.3 million, bears interest at a floating rate (approximately 7% per annum at December 31, 1996), and matures in March 1998. The Company's remaining $5 million outstanding bank debt is borrowed on a month-to-month basis and currently bears interest at 6.2%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Pending its use of proceeds, the Company will invest in short-term interest bearing securities. If additional rig upgrade opportunities arise prior to closing, the Company may reevaluate its decision to repay bank debt with proceeds of the Offering.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on The Nasdaq Stock Market's National Market under the symbol "ATWD." The following table sets forth the high and low sales prices per share of the Common Stock as reported by The Nasdaq Stock Market for the periods indicated:


                                        LOW       HIGH
                                        ----      ----
Fiscal 1995:
     First Quarter...................   11 3/4    14 1/4
     Second Quarter..................   10 3/8    14 3/8
     Third Quarter...................   13 5/8    16 1/2
     Fourth Quarter..................   15 1/4    22 3/4
Fiscal 1996:
     First Quarter...................   16 1/2      27
     Second Quarter..................   24 1/2    37 3/4
     Third Quarter...................     36      45 1/4
     Fourth Quarter..................     40      50 1/2
Fiscal 1997:
     First Quarter...................     44      65 1/2
     Second Quarter (through February
      7, 1997).......................   60 1/2      71

     On February 7, 1997, the closing sale price of the Common Stock, as reported by The Nasdaq Stock Market, was $61 1/4 per share. The number of record holders of Common Stock on February 7, 1997 was approximately 170. The Company has never declared or paid cash dividends on its Common Stock. Although there are no current contractual restrictions limiting the payment of dividends, management anticipates that all earnings in the foreseeable future will be retained for development of the Company's business.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996, and as adjusted to give effect to the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds". This table should be read in conjunction with the consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                          AS OF DECEMBER 31, 1996
                                        ----------------------------
                                         ACTUAL       AS ADJUSTED(1)
                                        --------      --------------
                                               (IN THOUSANDS)
Debt facilities, including current
  maturities and short-term debt.....   $ 30,790         $  1,500(2)
                                        --------      --------------
Shareholders' equity:
     Common stock, $1 par value,
      10,000,000 shares authorized
      with 6,710,000 and 8,210,000
      shares outstanding,
      respectively(3)................   $  6,710         $  8,210
     Paid-in capital.................     55,698          142,055
     Net unrealized holding loss on
      available-for-sale
      securities.....................       (137)            (137)
     Retained earnings...............     47,451           47,451
                                        --------      --------------
          Total shareholders'
              equity.................    109,722          197,579
                                        --------      --------------
               Total
                   capitalization....   $140,512         $199,079
                                        ========      ==============
------------

(1) As adjusted amounts are presented assuming that the net proceeds from the Offering total $87.8 million (net of expenses), assuming a public offering price of $61 1/4 per share, excluding the Underwriters' over-allotment option. Further, it is assumed that the net proceeds will be used to retire existing bank debt and to fund planned capital expenditures totaling approximately $60 million for the ATWOOD HUNTER and ATWOOD SOUTHERN CROSS.

(2) Since December 31, 1996, the Company has repaid $7 million of bank debt with cash from operations.

(3) Does not include 234,200 shares of Common Stock issuable upon exercise of outstanding employee stock options as of December 31, 1996.

                       SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following table sets forth certain historical data relating to the Company. For each of the five years ended September 30, 1996, such data are derived from the audited consolidated financial statements of the Company, which in the case of the three years ended September 30, 1996, are included elsewhere in this Prospectus. The selected financial data for the three months ended December 31, 1995 and 1996 are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial condition and results of operations for such periods. Such data are not necessarily indicative of results that could be expected for a full year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                                                                               THREE MONTHS ENDED
                                                     YEARS ENDED SEPTEMBER 30,                    DECEMBER 31,
                                       -----------------------------------------------------  --------------------
                                         1992       1993       1994       1995       1996       1995       1996
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
    Contract revenues................  $  44,772  $  51,775  $  65,975  $  72,231  $  79,455  $  18,138  $  22,093
    Contract drilling and management
      costs..........................    (36,035)   (37,694)   (44,328)   (50,826)   (51,540)   (13,034)   (12,660)
    General and administrative
      expense........................     (4,109)    (4,103)    (4,324)    (4,485)    (5,113)    (1,060)    (1,511)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Operating margin............      4,628      9,978     17,323     16,920     22,802      4,044      7,922
    Depreciation.....................    (15,398)   (13,045)   (13,618)   (11,134)    (9,742)    (2,635)    (2,302)
    Write-down of drilling vessels
      and other assets...............    (17,000)        --         --         --         --         --         --
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
         Operating income (loss).....    (27,770)    (3,067)     3,705      5,786     13,060      1,409      5,620
    Other income (expense)...........       (431)      (597)       (73)     2,238      2,783       (101)       114
    Minority interest in loss of
      partnerships...................      4,862      4,821      3,303        908         --         --         --
    Tax benefit (provision)..........      2,402     (2,948)      (726)    (1,872)    (4,475)      (646)    (1,815)
                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income (loss)................  $ (20,937) $  (1,791) $   6,209  $   7,060  $  11,368  $     662  $   3,919
                                       =========  =========  =========  =========  =========  =========  =========
PER SHARE DATA:
    Earnings (loss) per common
      share..........................  $   (3.18) $    (.27) $     .94  $    1.07  $    1.71  $     .10  $     .58
    Weighted average shares
      outstanding....................      6,582      6,582      6,582      6,591      6,664      6,632      6,707
OTHER FINANCIAL DATA:
    Capital expenditures(1)..........  $  15,542  $   5,302  $   6,722  $  25,692  $   9,526  $   2,125  $   6,378
    EBITDA(2)........................      7,720     12,448     20,142     19,724     25,312      4,633      8,568

                                                         AT SEPTEMBER 30,                          AT DECEMBER 31, 1996
                                       -----------------------------------------------------   ----------------------------
                                         1992       1993       1994       1995       1996      HISTORICAL    AS ADJUSTED(3)
                                       ---------  ---------  ---------  ---------  ---------   ----------    --------------
BALANCE SHEET DATA:
Cash and securities held for
  investment.........................  $  33,877  $  35,044  $  41,047  $  37,922  $  40,492    $  40,340       $ 40,340
Working capital......................     12,236     14,703     25,171     13,761     26,151       10,812         32,812
Net property and equipment...........     98,033     90,150     82,845     91,427     91,124       95,304        153,871
Total assets.........................    165,942    149,853    153,460    152,853    159,309      164,668        223,235
Total long-term debt.................     63,016     58,409     53,294     39,319     34,473       30,790          1,500
Shareholders' equity.................     81,541     79,750     85,959     94,892    105,554      109,722        197,579

------------

(1) Includes investment in RIG-200 and acquisition of interest in partnerships.

(2) EBITDA (earnings before interest expense, taxes, depreciation and amortization, write-down of drilling vessels and other assets, realized gain on sale of investments, and minority interest in loss of partnerships) is frequently used by securities analysts and is presented here to provide additional information about the Company's operations. EBITDA should not be considered as an alternative to net income as an indication of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity.

(3) As adjusted amounts assume the Offering and the application of proceeds therefrom had taken place on December 31, 1996, and assume that the net proceeds from the Offering total $87.8 million (net of expenses), assuming a public offering price of $61 1/4 per share, excluding the Underwriters' over-allotment option. Further, it is assumed that the net proceeds will be used to retire existing bank debt and to fund planned capital expenditures totaling approximately $60 million for the ATWOOD HUNTER and ATWOOD SOUTHERN CROSS.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUTLOOK

     The current worldwide fleet utilization for mobile offshore drilling units is approximately 92% compared to approximately 86% a year ago. Activity in the offshore contract drilling industry is strong in virtually all worldwide market areas, especially for mobile rigs that can operate in deeper water. The improved market trends are particularly evident in the escalation of dayrates seen in 1996 and in the increase in equipment upgrade projects.

     The Company's active fleet utilization was 100% for fiscal 1996 and was in excess of 99% for each of the past three fiscal years. During the second half of fiscal 1996, the Company realized higher dayrates on the ATWOOD FALCON, ATWOOD HUNTER, ATWOOD EAGLE and the RICHMOND. The Company entered into a contract to operate the ATWOOD HUNTER in deep water in the Gulf of Mexico, commencing in mid-1997, at a significant increase in dayrate and operating margins. The Company was also awarded a contract on the ATWOOD SOUTHERN CROSS for operations in Australia following a substantial refurbishment and upgrade of the rig. In addition, a new contract for the ATWOOD FALCON contains an option which, if exercised, would provide for a three-year deep water drilling program in the Philippines' South China Sea following a rig upgrade. Based upon firm contract commitments for its active fleet, management expects that the Company will maintain a high level of equipment utilization during fiscal 1997.

RESULTS OF OPERATIONS

FIRST QUARTER FISCAL 1996 VERSUS FIRST QUARTER FISCAL 1997

     During the first quarter of fiscal 1997, the Company continued to maintain 100% utilization of its drilling equipment. Contract revenues, earnings before interest expense, taxes and depreciation and net income for the three months ended December 31, 1996 increased 22%, 85% and 492%, respectively, compared to the three months ended December 31, 1995. This improvement in operating results reflects the impact of dayrate increases on several of the Company's mobile rigs which occurred during the fourth quarter of fiscal 1996 and the first quarter of fiscal 1997, coupled with the commencement of dayrate revenues in January 1996 on RIG-200. A comparative analysis of contract revenues is as follows:

                                                         CONTRACT REVENUES
                                        ---------------------------------------------------
                                        FIRST QUARTER      FIRST QUARTER
                                         FISCAL 1996        FISCAL 1997         VARIANCE
                                        -------------      -------------      -------------
                                                           (IN MILLIONS)
ATWOOD FALCON........................       $ 2.5              $ 4.2              $ 1.7
ATWOOD HUNTER........................         2.5                3.5                1.0
ATWOOD EAGLE.........................         3.9                4.7                0.8
RIG-200..............................         0.0                0.4                0.4
SEAHAWK..............................         2.7                2.8                0.1
VICKSBURG............................         1.3                1.3                0.0
RIG-19...............................         1.9                0.9               (1.0)
RICHMOND.............................         1.3                2.0                0.7
GOODWYN "A'..........................         1.8                1.9                0.1
NORTH RANKIN "A'.....................         0.2                0.4                0.2
                                        -------------      -------------      -------------
                                            $18.1              $22.1              $ 4.0
                                        =============      =============      =============

     The increase in revenues for the ATWOOD FALCON was due to an increase of approximately 60% in the contract dayrates during the quarter ended September 30, 1996. The increase in revenues for the ATWOOD HUNTER was also due to higher average dayrates, which increased 35% from the first quarter of fiscal 1996 to the first quarter of fiscal 1997. The ATWOOD HUNTER completed its work in Malaysia in December 1996 and was mobilized to Singapore to undergo a substantial upgrade. No income or expenses associated with the ATWOOD HUNTER will be recognized during the second and third quarters of fiscal 1997 while the upgrade is in progress. During fiscal 1996, the ATWOOD EAGLE was relocated from Australia to Equatorial Guinea with an approximate 25% increase in contract dayrate. The delivery of RIG-200 to Australia was completed in November 1996. RIG-200 was installed on the offshore platform in November and December 1996, and commenced drilling operations in January 1997. Commencing in January 1997, net realized mobilization income (approximately $3 million) will be amortized over the estimated contract term of five years. Relatively long-term, stable contracts for the SEAHAWK and VICKSBURG continue to provide consistency to these operations. During the first quarter of fiscal 1997, RIG-19 was relocated to a new platform, which caused revenues to decline as no revenues or expenses were recognized during the relocation period. The Company's only current United States operation, the RICHMOND, continues to experience an increase in dayrate revenues. The increase in NORTH RANKIN "A' revenues was due to an increase in labor services provided to the rig.

     Contract drilling and management costs were $12.7 million for the first quarter of fiscal 1997 compared to $13.0 million for the first quarter of fiscal 1996. This decline in operating costs was primarily attributable to lower operating costs for RIG-19 and the ATWOOD EAGLE. An analysis of contract drilling and management costs by rig is as follows:

                                                       CONTRACT DRILLING AND
                                                         MANAGEMENT COSTS
                                        ---------------------------------------------------
                                        FIRST QUARTER      FIRST QUARTER
                                         FISCAL 1996        FISCAL 1997         VARIANCE
                                        -------------      -------------      -------------
                                                           (IN MILLIONS)
ATWOOD FALCON........................       $ 1.7              $ 1.7              $ 0.0
ATWOOD HUNTER........................         1.8                1.9                0.1
ATWOOD EAGLE.........................         2.9                2.5               (0.4)
RIG-200..............................         0.0                0.0                0.0
SEAHAWK..............................         1.6                1.7                0.1
VICKSBURG............................         0.8                0.8                0.0
RIG-19...............................         1.4                0.8               (0.6)
RICHMOND.............................         1.1                1.3                0.2
GOODWYN "A'..........................         1.4                1.5                0.1
NORTH RANKIN "A'.....................         0.1                0.2                0.1
OTHER................................         0.2                0.3                0.1
                                        -------------      -------------      -------------
                                            $13.0              $12.7              $(0.3)
                                        =============      =============      =============

     The increases in operating costs for the ATWOOD HUNTER, SEAHAWK, RICHMOND, GOODWYN "A' and NORTH RANKIN "A' were due primarily to increases in payroll related costs. The reduction in operating costs for the ATWOOD EAGLE was attributable to the rig working in Equatorial Guinea where labor costs are lower than in Australia. The relocation of RIG-19 to a new platform during the first quarter of fiscal 1997 accounted for its reduction in costs, as no revenues or costs are recognized during the relocation period.

     An analysis of depreciation expense by rig is as follows:

                                              DEPRECIATION EXPENSE
                                        --------------------------------
                                        FIRST QUARTER      FIRST QUARTER
                                         FISCAL 1996        FISCAL 1997
                                        -------------      -------------
                                                 (IN MILLIONS)
ATWOOD FALCON........................       $ 0.7              $ 0.7
ATWOOD HUNTER........................         0.4                0.3
ATWOOD EAGLE.........................         0.5                0.5
RIG-200..............................         0.0                0.0
SEAHAWK..............................         0.5                0.5
VICKSBURG............................         0.0                0.0
RIG-19...............................         0.3                0.1
RICHMOND.............................         0.1                0.1
OTHER................................         0.1                0.1
                                        -------------      -------------
                                            $ 2.6              $ 2.3
                                        =============      =============

     The reduction in depreciation expense for the ATWOOD HUNTER was a result of moving the rig into the shipyard in December 1996 for upgrade. While undergoing upgrade (estimated to take six to seven months), no depreciation expense is recognized on the rig. Depreciation of RIG-200 will commence with the start-up of its drilling operations in January 1997.

     General and administrative expense increased 43% in the first quarter of fiscal 1997 compared to the first quarter of fiscal 1996. This increase was attributable to increases in payroll related costs and professional fees. As a result of a reduction in outstanding long-term debt, interest expense declined. Due to an increase in profitability and a reduction in tax attributes, current United States taxation is expected to be higher in fiscal 1997 compared to fiscal 1996, which accounted for the increase in the provision for income taxes.

FISCAL YEAR 1995 VERSUS FISCAL YEAR 1996

     Contract revenues in fiscal 1996 increased 10% to $79.5 million from $72.2 million in fiscal 1995. This increase was primarily attributable to commencement of contract revenues from RIG-200 in addition to general dayrate increases on the fleet. An analysis of contract revenues by rig for fiscal years 1995 and 1996 is as follows:

                                                 CONTRACT REVENUES
                                        ------------------------------------
                                        FISCAL        FISCAL
                                         1995          1996         VARIANCE
                                        ------        ------        --------
                                                   (IN MILLIONS)
ATWOOD FALCON........................   $ 10.9        $ 11.5          $0.6
ATWOOD HUNTER........................     10.2          11.3           1.1
ATWOOD EAGLE.........................     15.1          15.6           0.5
RIG-200..............................      0.0           2.2           2.2
SEAHAWK..............................     10.8          11.0           0.2
VICKSBURG............................      4.9           5.0           0.1
RIG-19...............................      7.1           8.2           1.1
RICHMOND.............................      5.0           6.2           1.2
GOODWYN "A'..........................      7.3           7.6           0.3
NORTH RANKIN "A'.....................      0.9           0.9           0.0
                                        ------        ------        --------
                                        $ 72.2        $ 79.5          $7.3
                                        ======        ======        ========

     The increase in revenues for the ATWOOD FALCON was due to an increase of approximately 60% in the contract dayrate during the fourth quarter of fiscal 1996. The increase in revenues for the ATWOOD HUNTER was also due to higher dayrates in fiscal 1996 compared to fiscal 1995. During April and May

1996, the ATWOOD EAGLE was relocated from the territorial waters of Australia to the territorial waters of Equatorial Guinea with an approximate 25% increase in contract dayrate. The Company received dayrate revenues from RIG-200 during the period January 1996 through September 1996 while awaiting instructions for shipment to Australia. The rig was delivered to Australia in November 1996 and earns a holding dayrate or mobilization fee pending the anticipated commencement of drilling operations in January 1997. Relatively long-term, stable contracts for the SEAHAWK, VICKSBURG and RIG-19 continue to provide consistency to these operations. The $1.1 million increase in RIG-19 revenues was due to an increase in the dayrates during fiscal 1996. As a result of improved market conditions, the RICHMOND, located in the United States Gulf of Mexico, also experienced an increase in dayrate revenues during fiscal 1996.

     In contrast to a 10% increase in contract revenues, contract drilling and management costs increased only 1% in fiscal 1996 compared to fiscal 1995. An analysis of contract drilling and management costs by rig is as follows:

                                               CONTRACT DRILLING AND
                                                  MANAGEMENT COSTS
                                        ------------------------------------
                                        FISCAL        FISCAL
                                         1995          1996         VARIANCE
                                        ------        ------        --------
                                                   (IN MILLIONS)
ATWOOD FALCON........................   $  6.4        $  6.9          $0.5
ATWOOD HUNTER........................      7.2           7.2           0.0
ATWOOD EAGLE.........................     12.7           9.1          (3.6)
RIG-200..............................      0.0           0.3           0.3
SEAHAWK..............................      5.9           6.5           0.6
VICKSBURG............................      3.0           3.1           0.1
RIG-19...............................      5.1           6.4           1.3
RICHMOND.............................      4.1           4.8           0.7
GOODWYN "A'..........................      5.2           5.9           0.7
NORTH RANKIN "A'.....................      0.6           0.6           0.0
OTHER................................      0.6           0.7           0.1
                                        ------        ------        --------
                                        $ 50.8        $ 51.5          $0.7
                                        ======        ======        ========

     The increases in operating costs for the ATWOOD FALCON, SEAHAWK and RICHMOND were due to increases in general maintenance and payroll related costs. The reduction in the ATWOOD EAGLE's costs was attributable to the rig being relocated from Australia to Equatorial Guinea where operating costs are lower, primarily due to reductions in local labor costs, and to the rig incurring costs in fiscal 1995 associated with certain required surveys and repairs that were not required in fiscal 1996. The increase in operating costs of RIG-19 was primarily due to higher payroll related costs as a result of certain labor union awards in Australia. The increase in operating costs of the GOODWYN "A' was also attributable to higher labor costs in Australia.

     An analysis of depreciation expense by rig is as follows:

                                        DEPRECIATION EXPENSE
                                        --------------------
                                        FISCAL        FISCAL
                                         1995          1996
                                        ------        ------
                                           (IN MILLIONS)
ATWOOD FALCON........................   $  3.1         $2.6
ATWOOD HUNTER........................      1.8          1.6
ATWOOD EAGLE.........................      2.2          2.0
SEAHAWK..............................      2.3          2.2
VICKSBURG............................      0.0          0.0
RIG-19...............................      1.2          0.6
RICHMOND.............................      0.3          0.4
OTHER................................      0.2          0.3
                                        ------        ------
                                        $ 11.1         $9.7
                                        ======        ======

     General and administrative expenses increased 14% in fiscal 1996 compared to fiscal 1995. This increase was attributable to increases in payroll related costs and professional fees. Investment income in fiscal years 1995 and 1996 of $2.8 million and $2.5 million, respectively, virtually offset interest expense for both years. In fiscal 1996, the Company sold its remaining 32,000 shares of Mobil Corporation common stock at a realized gain of $2.8 million. Foreign tax expense increased from $1.6 million in fiscal 1995 to $2.6 million in fiscal 1996 and domestic taxes increased from $300,000 in fiscal 1995 to $1.9 million in fiscal 1996, which accounted for the increase in the provision for income taxes.

FISCAL YEAR 1994 VERSUS FISCAL YEAR 1995

     Contract revenues in fiscal 1995 increased 9% to $72.2 million from $66.0 million in fiscal 1994. This increase was primarily attributable to increases in revenues from the ATWOOD EAGLE and GOODWYN "A' of $3.1 million and $5.1 million, respectively, offset somewhat by a $1.7 million decrease in revenues from NORTH RANKIN "A'. An analysis of contract revenues by rig for fiscal years 1994 and 1995 is as follows:

                                                 CONTRACT REVENUES
                                        ------------------------------------
                                        FISCAL        FISCAL
                                         1994          1995         VARIANCE
                                        ------        ------        --------
                                                   (IN MILLIONS)
ATWOOD FALCON........................   $ 11.1        $ 10.9         $ (0.2)
ATWOOD HUNTER........................     10.2          10.2            0.0
ATWOOD EAGLE.........................     12.0          15.1            3.1
SEAHAWK..............................     10.9          10.8           (0.1)
VICKSBURG............................      4.4           4.9            0.5
RIG-19...............................      6.9           7.1            0.2
RICHMOND.............................      5.5           5.0           (0.5)
GOODWYN "A'..........................      2.2           7.3            5.1
NORTH RANKIN "A'.....................      2.6           0.9           (1.7)
OTHER................................      0.2           0.0           (0.2)
                                        ------        ------        --------
                                        $ 66.0        $ 72.2         $  6.2
                                        ======        ======        ========

     The ATWOOD FALCON started fiscal 1995 working in Korea; however, in the second quarter of the year, the rig was relocated to China, and during the last quarter, it was relocated to the Malaysia/Thailand Joint Development Area. The reduced revenues during the relocation periods accounted for the small decrease in revenues with respect to the ATWOOD FALCON. The ATWOOD HUNTER has worked continuously in Malaysia for the same customer since April 1993. During the first quarter of fiscal 1994, the

ATWOOD EAGLE was relocated from Malaysia to the Australia/Indonesia Zone of Cooperation, where the rig worked continuously until it was moved in September 1995 to sheltered water to undergo certain planned surveys and repairs. Even with four more days of idle time in fiscal 1995, revenues for the ATWOOD EAGLE were higher due to the rig working at a higher dayrate level in fiscal 1995 compared to fiscal 1994. Relatively long-term, stable contracts for the SEAHAWK, VICKSBURG and RIG-19 continued to provide consistency to these operations during fiscal 1995. The $500,000 increase in VICKSBURG revenues was due to an increase in the dayrate commencing in February 1995. In August 1995, the RICHMOND was moved to sheltered water to undergo certain planned surveys and repairs. This required downtime accounted for the RICHMOND's decrease in revenues. During fiscal 1994, the Company received a standby fee related to GOODWYN "A' while awaiting commencement of drilling operations, which occurred during the first quarter of fiscal 1995. The Company received substantially higher revenues from GOODWYN "A' during drilling operations, resulting in an increase of revenues in fiscal 1995 over fiscal 1994. The reduction in revenues from NORTH RANKIN "A' was due to the Company providing less labor services to this operation in fiscal 1995.

     Contract drilling and management costs increased 15% from $44.3 million in fiscal 1994 to $50.8 million in fiscal 1995. This increase was primarily attributable to increased costs on the ATWOOD EAGLE and GOODWYN "A'. An analysis of contract drilling and management costs by rig is as follows:

                                          CONTRACT DRILLING AND MANAGEMENT
                                                       COSTS
                                        ------------------------------------
                                        FISCAL        FISCAL
                                         1994          1995         VARIANCE
                                        ------        ------        --------
                                                   (IN MILLIONS)
ATWOOD FALCON........................   $  7.0        $  6.4         $ (0.6)
ATWOOD HUNTER........................      7.0           7.2            0.2
ATWOOD EAGLE.........................      9.9          12.7            2.8
SEAHAWK..............................      6.1           5.9           (0.2)
VICKSBURG............................      2.2           3.0            0.8
RIG-19...............................      4.6           5.1            0.5
RICHMOND.............................      3.6           4.1            0.5
GOODWYN "A'..........................      1.5           5.2            3.7
NORTH RANKIN "A'.....................      1.8           0.6           (1.2)
OTHER................................      0.6           0.6            0.0
                                        ------        ------        --------
                                        $ 44.3        $ 50.8         $  6.5
                                        ======        ======        ========

     The reduction in ATWOOD FALCON costs in fiscal 1995 was due to the rig working a portion of fiscal 1994 in Australia where costs are significantly higher than in most countries of Southeast Asia. The ATWOOD HUNTER's costs have been relatively unchanged due to its stable contract status. Cost increases for the ATWOOD EAGLE were attributed to the rig working the entire year in the Australia/Indonesia Zone of Cooperation where costs are higher than in Malaysia and to costs incurred in performing certain required surveys and repairs during the last two weeks of September 1995. In fiscal 1994, the VICKSBURG and RIG-19 received some personnel tax refunds which accounted for the increase in costs as no such refunds were received in fiscal 1995. Like the ATWOOD EAGLE, the RICHMOND had to undergo certain surveys and repairs in August 1995 which accounted for its operating cost increases. The increase in GOODWYN "A' operating costs related directly to the commencement of drilling operations. Even though the Company does not own this facility, the Company does provide personnel and other operating support services. The decline in NORTH RANKIN "A' costs was due to a reduction in personnel services provided to this operation.

     The Company acquired the remaining 50% interest in the ATWOOD FALCON, ATWOOD HUNTER and ATWOOD EAGLE, effective as of December 31, 1994, on the basis that these rigs will remain long-term productive assets. Effective January 1, 1995, management increased its estimated depreciable lives on these rigs by an additional five years. The effect of the change in depreciable lives was a $2.7 million reduction in depreciation for the last nine months of fiscal 1995 compared to fiscal 1994 and a corresponding increase in net income in fiscal year 1995 of $1.8 million or $.27 per share. An analysis of depreciation expense by rig is as follows:

                                        DEPRECIATION EXPENSE
                                        --------------------
                                        FISCAL        FISCAL
                                         1994          1995
                                        ------        ------
                                           (IN MILLIONS)
ATWOOD FALCON........................   $  4.5        $  3.1
ATWOOD HUNTER........................      2.5           1.8
ATWOOD EAGLE.........................      2.9           2.2
SEAHAWK..............................      2.2           2.3
VICKSBURG............................      0.0           0.0
RIG-19...............................      1.2           1.2
RICHMOND.............................      0.0           0.3
OTHER................................      0.3           0.2
                                        ------        ------
                                        $ 13.6        $ 11.1
                                        ======        ======

     At the time the Company acquired the remaining interest in the ATWOOD FALCON, ATWOOD HUNTER and ATWOOD EAGLE, these rigs were incurring net losses, 50% of which were allocated to the limited partner. As a result of this acquisition, for the last nine months of fiscal year 1995, there was no accounting for a minority interest.

     In fiscal 1995, the Company sold 33,000 shares of Mobil Corporation common stock at a realized gain of $2.4 million. Investment income of $2.8 million for each of the fiscal years 1994 and 1995 virtually offset interest expense in each year. Foreign tax expense increased from approximately $500,000 in fiscal 1994 to $1.6 million in fiscal 1995, which accounted for substantially all of the increase in the provision for income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     During fiscal 1996, operating cash flows (before changes in working capital and other assets and liabilities) increased 36% from $14.9 million in fiscal 1995 to $20.3 million, and operating cash flows increased 89% from $3.4 million in the first quarter of fiscal 1996 to $6.5 million in the first quarter of fiscal 1997. During fiscal 1996, the Company invested approximately $3 million in completing the construction of RIG-200, purchased approximately $7 million in capital equipment for the ATWOOD HUNTER, ATWOOD SOUTHERN CROSS and other rigs, repaid approximately $6 million of bank debt and reduced accounts payable by approximately $4 million. For the three months ended December 31, 1996, the Company purchased approximately $6 million of additional capital equipment for the ATWOOD HUNTER and other rigs and reduced bank debt by approximately $4 million.

     The Company has a contractual commitment to upgrade the ATWOOD HUNTER to drill in 3,500 feet of water and relocate the rig from Southeast Asia to the United States Gulf of Mexico in mid-1997 at an aggregate cost of approximately $45 million, offset in part by a $10 million mobilization fee. The Company also has a contractual commitment to substantially refurbish and upgrade the ATWOOD SOUTHERN CROSS at a total cost of approximately $25 million in order to achieve up to 2,000 feet water depth drilling capability. In addition, if an option is exercised pursuant to a contract for the ATWOOD FALCON, the Company will be required to upgrade the rig to drill in 3,500 feet of water at an estimated cost of approximately $50 million.

     At December 31, 1996, the Company continued to have approximately $22.6 million invested in United States treasury bonds with maturities in the years 2000 and 2001. The Company's portfolio of accounts receivable is comprised of major international corporate entities with stable payment experiences. The Company continues to experience no difficulties in receivable collections.

     At December 31, 1996, the Company had outstanding bank debt of $29.3 million, all of which was borrowed by a subsidiary of the Company that owns the ATWOOD HUNTER and the ATWOOD EAGLE. The debt is secured by preferred mortgages on the ATWOOD HUNTER and ATWOOD EAGLE, and the loan documents restrict the amount of capital expenditures that can be incurred in any given year on these rigs. The estimated capital expenditures to be incurred in fiscal 1997 to upgrade the ATWOOD HUNTER to enable the rig to perform under its three year contract with British-Borneo Petroleum Inc. will significantly exceed the annual limit. On February 3, 1997, the bank group agreed to waive the annual capital expenditures limit for 1997, and the Company reduced the outstanding loan balance through a $10 million prepayment and agreed to guaranty $3 million of the outstanding balance. The Company estimates that excess cash flows during the 1997 calendar year will require $9 million in principal payments, in addition to regular payments of $750,000 per quarter. The remaining balance of the facility is due in March 1998.

     The Company obtained an additional $30 million short-term line of credit with a bank that is secured by the pledge of all the Company's United States treasury bonds. The Company borrowed $5 million under this facility in February 1997 to finance a portion of the prepayment to the bank group. Additional borrowings under this facility may be used to fund principal payments to the bank group, and to fund equipment upgrades or for general corporate purposes.

     The Company believes that cash on hand, borrowings under its new credit facility and the proceeds of the Offering will be sufficient to fund its planned rig upgrades and other capital expenditures during 1997. The Company would expect to finance additional upgrade expenditures through a combination of operating cash flow, equity or debt financings or a sale of investment securities. The Company continues to periodically review and adjust its planned capital expenditures in light of current market conditions.

                                    BUSINESS

THE COMPANY

     The Company provides offshore contract drilling services to the oil and gas industry. The Company's diversified rig fleet consists of eight wholly-owned rigs, including three third-generation semisubmersibles, one second-generation semisubmersible, one jack-up, one second-generation semisubmersible tender-assist vessel, one submersible and one modular self-contained platform rig, and a fifty percent interest in a newly-constructed platform rig. The Company's fleet is currently operating in Australia, Southeast Asia, Equatorial Guinea and the United States. The Company also provides management, labor and supervisory services pursuant to contracts for two operator-owned drilling and production platforms.

     In fiscal 1996, the Company maintained 100% utilization of its drilling rigs placed in service, and the Company maintained a utilization rate in excess of 99% for each of the past three fiscal years. Improved financial results for the Company in fiscal 1996 reflect continuing high rig utilization coupled with significant dayrate increases for several of the Company's rigs, which were achieved primarily during the second half of 1996. The Company has recently been awarded two substantial rig upgrade contracts, and based upon contract commitments, the Company expects to maintain a high level of utilization of its remaining rigs during fiscal 1997.

     Financial results for the first quarter of fiscal 1997 reflect the impact of significant dayrate increases realized for several of the Company's rigs. Contract revenues and earnings before interest expense, taxes and depreciation for the three months ended December 31, 1996 increased 22% and 85%, respectively, compared to the three months ended December 31, 1995.

MARKET OVERVIEW

     During the last two years, offshore drilling activity has substantially increased, raising the utilization of the worldwide offshore rig fleet to 92% as of December 31, 1996, from 82% as of the beginning of 1995. The increase in activity has been particularly strong in the semisubmersible market, in which utilization has increased from 79% at the beginning of 1995 to 94% as of December 31, 1996. The recent levels of offshore rig utilization represent the highest levels in more than 10 years, driven in part by technological advances in areas such as subsea completions, floating production systems, horizontal drilling and 3-D seismic which have led to increased demand for drilling rigs with deeper water capabilities. During this period, the Company has achieved significant dayrate increases and secured longer terms for its contracts. The Company has secured two substantial rig upgrade contracts, and the Company executed a contract in January 1997 which, if an option is exercised, will result in a third substantial rig upgrade. The Company is actively pursuing additional rig upgrade opportunities.

BUSINESS STRATEGY

     The Company seeks to enhance shareholder value and maximize profitability, rig utilization and dayrate margins through (i) upgrading the performance capabilities of its rig fleet, (ii) operating a diversified rig fleet with an international focus, (iii) seeking growth opportunities through rig acquisitions and new rig construction, (iv) maximizing flexibility through conservative financial management, and (v) maintaining a quality reputation for customer service and safety.

     RIG FLEET UPGRADES -- The Company is capitalizing on opportunities to enhance its rig fleet to take advantage of increased market dayrates for rigs with deeper water drilling capabilities. The Company believes it can generate significantly higher dayrates with increased operating margins by upgrading the water depth drilling capabilities and deckload capacities of its rigs, thereby earning a higher rate of return on investment.

     The ATWOOD HUNTER is currently undergoing a substantial upgrade at a cost of approximately $45 million. This upgrade will increase the deckload capacity of the rig and enable the rig to operate in 3,500 feet of water. The upgrade is undertaken in connection with a three-year contract for drilling operations in the Gulf of Mexico, under which the ATWOOD HUNTER is expected to commence drilling operations in the fourth quarter of fiscal 1997. The contract provides for a $10 million mobilization fee which offsets a portion of the Company's upgrade and mobilization costs.

     In January 1997, the Company was awarded a 175-day drilling contract for the ATWOOD SOUTHERN CROSS, which has been stacked in Australia since it was acquired for $1.5 million in fiscal 1994. The rig should be mobilized to Singapore in March 1997 to undergo substantial refurbishment and upgrade at a total cost of approximately $25 million in order to achieve up to 2,000 feet water depth drilling capability. Upon completion of the refurbishment and upgrade, the rig will commence drilling operations in Australia in late fiscal 1997 or early fiscal 1998.

     Following completion of the ATWOOD FALCON's current contract (estimated November 1997), the rig will be mobilized to the Philippines to commence drilling under a contract which provides for drilling of two initial wells (estimated 90 days duration), with an option (which may be exercised on or before June 30, 1997) for three years of drilling operations in up to 3,500 feet of water in the Philippines' South China Sea. In the event the option is exercised, the rig will be transported to a shipyard following completion of the initial two well program to undergo an upgrade at a cost of approximately $50 million, which would be partially offset by a $10 million mobilization fee. Management estimates that the upgrade and mobilization will take six to seven months to complete.

     The ATWOOD EAGLE is a candidate for similar upgrade opportunities in late fiscal 1998 or thereafter. Potential customer requirements and the renewal of option terms on the ATWOOD EAGLE will determine the extent of and timing for any such upgrade.

     The VICKSBURG, a 300 foot water depth rated jack-up rig currently working in production mode in Australia, is also a candidate for upgrade in fiscal 1998. Depending on contract opportunities and potential customer requirements, the Company's options upon completion of the current contract, which could extend to January 1998, include returning the rig to drilling mode at a cost of approximately $3 million or undertaking a substantial upgrade at a cost ranging from $10 to $30 million, depending on the extent of the upgrade. The Company estimates that expenditures of approximately $30 million would enable the rig to be upgraded to provide for increased leg lengths, cantilever extended reach drilling with a top drive, increased deckload capacity and other enhanced drilling capabilities.

     DIVERSIFIED OPERATIONS AND INTERNATIONAL FOCUS -- The Company's fleet consists of six mobile drilling rigs, including four semisubmersibles, one jack-up and one submersible, as well as two platform rigs and a semisubmersible tender-assist vessel. The Company also provides management, labor and supervisory services pursuant to contracts for two operator-owned drilling and production platforms. The Company has been active in the Australian and Southeast Asian markets since 1970, and the Company's international operations in Australia, Southeast Asia and Equatorial Guinea accounted for over 92% of its fiscal 1996 revenues. Offshore drilling activities in these markets continue to increase as advances in technology (including subsea completions, floating production systems, horizontal drilling and 3-D seismic), growth in market demand for oil and gas, and expansion of local market transportation and processing infrastructures improve the economics of offshore exploration and production.

     GROWTH OPPORTUNITIES -- The Company has historically grown its fleet through both rig acquisitions and new rig construction. In fiscal 1990, the Company significantly enhanced the size and quality of its fleet by acquiring a 50% interest in three third-generation semisubmersible rigs, the ATWOOD FALCON, ATWOOD EAGLE and ATWOOD HUNTER. In fiscal 1995, the Company acquired the remaining 50% interest in these three rigs. In fiscal 1994, the Company expanded its fleet by acquiring a second-generation semisubmersible rig, the ATWOOD SOUTHERN CROSS. The Company participated in the design and fabrication of a new-generation platform rig, RIG-200, through a 50/50 joint venture with a subsidiary of Helmerich & Payne, Inc. RIG-200 commenced operations in January 1997 pursuant to a contract with Esso Australia Limited for drilling operations in the West Tuna field offshore Australia. The Company continues to seek opportunities to invest in rig acquisitions and new rig construction.

     CONSERVATIVE FINANCIAL MANAGEMENT -- The Company maximizes its flexibility to pursue upgrade and other growth opportunities by limiting its debt position as well as maximizing its margins and internal cash flow through strict cost control. The Company's management systems include detailed real-time tracking of costs associated with the mobilization and ongoing operations of its rigs, thereby allowing the Company to maximize profitability under the terms of its contracts in all geographic areas of operation. After the Offering, the Company will have less than $2 million of outstanding debt.

     QUALITY REPUTATION -- The Company is an experienced, safety-conscious contract driller and has built long-term customer relationships with several of the largest and most active operators of offshore oil and gas properties, including U.S. and foreign integrated and independent oil and gas companies. Over the last two fiscal years, the Company's high-quality customer base has included Esso Australia Limited and Esso Production Malaysia, Inc. (33% of total revenues over the period), BHP Petroleum Pty. Ltd. (11%), Carigali-Triton Operating Company Sdn. Bhd. (10%), Woodside Offshore Petroleum Pty. Ltd., an Australian company affiliated with Shell, British Petroleum, BHP Petroleum, Chevron and Mitsubishi (10%), Mobil Equatorial Guinea Inc. (6%), and Shell Offshore, Inc. (5%). The Company has received extensive customer recognition for the safety of its contract drilling operations and completed fiscal 1996 without experiencing a lost-time accident.

OFFSHORE DRILLING EQUIPMENT

     The Company's diversified fleet of owned or operated drilling rigs currently consists of four semisubmersibles, one jack-up, one submersible tender assist vessel, one submersible, and four modular, self-contained platform rigs. Each type of drilling rig is designed for different purposes and applications, for operations in different water depths, bottom conditions, environments and geographical areas, and for different drilling and operating requirements. The following descriptions of the various types of drilling rigs owned or operated by the Company illustrate the diversified range of applications of the rig fleet.

     Each semisubmersible drilling unit has two hulls, the lower of which is capable of being flooded. Drilling equipment is mounted on the main hull. After the drilling unit is towed to location, the lower hull is flooded, lowering the entire drilling unit to its operating draft, and the drilling unit is anchored in place. On completion of operations, the lower hull is deballasted, raising the entire drilling unit to its towing draft. This type of drilling unit is designed to operate in greater water depths than a jack-up and in more severe sea conditions than a drillship. Semisubmersible units are generally more expensive to operate than jack-up rigs and, compared to a drillship, are often limited in the amount of supplies that can be stored on board.

     A jack-up drilling unit contains all of the drilling equipment on a single hull designed to be towed to the well site. Once on location, legs are lowered to the sea floor and the unit is raised out of the water by jacking up on these legs. On completion of the well, the unit is jacked down, and towed to the next location. A jack-up drilling unit can operate in more severe sea and weather conditions than a drillship and is less expensive to operate than a semisubmersible. However, because it must rest on the sea floor, a jack-up cannot operate in as deep water as other units.

     The semisubmersible tender assist vessel operates like a semisubmersible except that its drilling equipment is temporarily installed on permanently constructed offshore support platforms. The semisubmersible vessel provides crew accommodations, storage facilities and other support for the drilling operations.

     The submersible drilling unit owned by the Company has two hulls, the lower being a mat which is capable of being flooded. Drilling equipment and crew accommodations are located on the main hull. After the drilling unit is towed to location, the lower hull is flooded, lowering the entire unit to its operating draft at which it rests on the sea floor. On completion of operations, the lower hull is deballasted, raising the entire unit to its towing draft. This type of drilling unit is designed to operate in shallow water depths ranging from 9 to 70 feet and can operate in moderately severe sea conditions. Although drilling units of this type are less expensive to operate, like the jack-up rig, they cannot operate in as deep water as other units.

     A modular platform rig is similar to a land rig in its basic components. Modular platform rigs are temporarily installed on permanently constructed offshore support platforms in order to perform the drilling operations. After the drilling phase is completed, the modular rig is broken down into convenient packages and moved by work boats. A platform rig usually stays at a location for several months, if not years, since several wells are typically drilled from a support platform.

DRILLING CONTRACTS

     The contracts under which the Company operates its vessels are obtained either through individual negotiations with the customer or by submitting proposals in competition with other contractors and vary in their terms and conditions. The initial term of contracts for the Company's owned and/or operated vessels has ranged from the length of time necessary to drill one well to several months or years and is generally subject to early termination in the event of a total loss of the drilling vessel, excessive equipment breakdown or failure to meet minimum performance criteria. It is not unusual for contracts to contain renewal provisions at the option of the customer. As a result of improved market conditions, contracts with a term of one year or longer are now being awarded in certain markets, including in the U.S. Gulf of Mexico, where the ATWOOD HUNTER will commence operations in mid-1997 under a three-year contract. However, there is no guarantee that the current trend of awarding long-term contracts will continue.

     The rate of compensation specified in each contract depends on the nature of the operation to be performed, the duration of the work, equipment and services provided, the areas involved, market conditions and other variables. Generally, contracts for drilling, management and support services specify a basic rate of compensation computed on a dayrate basis. Such agreements generally provide for a reduced dayrate payable when operations are interrupted by equipment failure and subsequent repairs, field moves, adverse weather conditions or other factors beyond the control of the Company. Some contracts also provide for revision of the specified dayrates in the event of material changes in certain items of cost. The Company does not provide turnkey contract drilling services. Any period during which a vessel is not earning a full operating dayrate because of the above conditions or because the vessel is idle and not on contract will have an adverse effect on operating profit. An oversupply of drilling rigs in any market area can adversely affect the Company's ability to employ its drilling vessels. In fiscal 1996, the Company maintained 100% utilization of its drilling equipment placed in service. Based upon current contract commitments, the Company should maintain a high level of equipment utilization in fiscal 1997; however, there is no guarantee that the Company will not experience some equipment idle time in fiscal 1997.

     For long moves of drilling equipment, the Company attempts to obtain either a lump sum or a dayrate as mobilization compensation for expenses incurred during the period in transit. A surplus of certain types of units, either worldwide or in particular operating areas, can result in the Company's acceptance of a contract which provides only partial or no recovery of relocation costs. As a result of improved market conditions, in recent times, the Company has received full recovery of relocation costs; however, there is no guarantee that this trend will continue.

     The Company also contracts to provide various types of services to third-party owners of drilling rigs. These contracts are normally for a stated term or until termination of operations or stages of operation at a particular facility or location. The services may include, as in the case of contracts entered into by the Company in connection with operations offshore Australia, the supply of personnel and rig design, fabrication, installation and operation. The contracts normally provide for reimbursement to the Company for all out-of-pocket expenses, plus a service or management fee for all of the services performed. In most instances, the amount charged for the services may be adjusted if there are changes in conditions, scope or costs of operations. The Company generally obtains insurance or a contractual indemnity from the owner for liabilities which could be incurred in operations.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state, local and foreign laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. Such laws and regulations could impose significant liability on the Company for damages, clean-up costs and penalties in the event of the occurrence of oil spills or similar discharges of pollutants into the environment in the course of the Company's operations. To date, such laws and regulations have not had a material adverse effect on the Company's results of operations, nor has the Company experienced an accident which has exposed it to material liability for discharges of pollutants into the environment.

     Under the Federal Water Pollution Control Act, as amended by the Oil Pollution Act of 1990, operators of vessels in navigable United States waters and certain offshore areas are liable to the United States government for the costs of removing oil and certain other pollutants for which they may be held responsible, subject to certain limitations, and must establish financial responsibility to cover such liability. The Company has taken all steps necessary to comply with this law, and has received a Certificate of Financial Responsibility (Water Pollution) from the U.S. Coast Guard. The Company's operations in United States waters are also subject to various other environmental regulations regarding pollution and control thereof, and the Company has taken steps to ensure compliance therewith.

CUSTOMERS

     During fiscal year 1996, the Company performed operations for 10 customers. Because of the relatively limited number of customers for which the Company can operate at any given time, sales to each of 3 different customers amounted to 10% or more of the Company's fiscal 1996 revenues. Esso Australia Limited/Esso Production Malaysia, Inc., Carigali-Triton Operating Company Sdn Bhd. and Mobil Equatorial Guinea Inc. accounted for 32%, 14% and 11%, respectively, of fiscal year 1996 revenues. The Company's business operations are subject to the risks associated with a business having a limited number of customers for its products or services, and although the Company believes its customer relationships are strong, the loss of any significant customer or a decrease in the drilling programs of significant customers in the areas where they employ the Company may adversely affect the Company's results of operations.

COMPETITION

     The Company competes with numerous other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Although recent business combinations among drilling companies have resulted in a decrease in the total number of competitors, the drilling industry remains competitive, and there continues to be competition in securing available drilling contracts. Competition usually occurs on a regional basis and, although drilling rigs are mobile and can be moved from one region to another in response to increased demand, an oversupply of rigs in any region may result. In addition, there are a number of inactive rigs that are being or could be reactivated and upgraded. Such reactivation, new rig construction or a decrease in drilling activity in any major market could depress dayrates and adversely affect utilization of the Company's rigs, even in an environment of stronger oil and natural gas prices.

     Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers is also important. Other competitive factors include rig availability, work force experience, rig suitability, efficiency, condition of equipment, reputation and customer relations. The Company believes that it competes favorably with respect to these factors. Demand for drilling equipment is also dependent on the exploration and development programs of oil and natural gas companies, which are in turn influenced by the financial condition of such companies, by general economic conditions, by prices of oil and natural gas, and from time to time by political considerations and policies.

EMPLOYEES

     The Company currently employs approximately 650 persons in its domestic and worldwide operations. In connection with its foreign drilling operations, the Company has often been required by the host country to hire substantial portions of its work force in that country, and in some cases, these employees may be represented by foreign unions. To date, the Company has experienced little difficulty in complying with such requirements, and the Company's drilling operations have not been significantly interrupted by strikes or work stoppages.

LEGAL PROCEEDINGS

     From time to time, claims are filed against the Company in the ordinary course of business. In the opinion of management, no pending claims against the Company are expected to have a material adverse effect on its financial position or results of operations.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and principal executive officers of the Company:

                   NAME              AGE               POSITION
----------------------------------   --- -------------------------------------
John R. Irwin.....................   51  Director, President and Chief
                                         Executive Officer
James M. Holland..................   51  Senior Vice President and Secretary
Glen P. Kelley....................   48  Vice President -- Contracts and
                                         Administration
Larry P. Till.....................   52  Vice President -- Operations
Robert W. Burgess.................   55  Director
George S. Dotson..................   56  Director
Walter H. Helmerich, III..........   73  Director
Hans Helmerich....................   38  Director
William J. Morrissey..............   69  Director

     Mr. Irwin joined the Company in July 1979, serving as Operations
Manager -- Technical Services. He was elected Vice President -- Operations in November 1980, Executive Vice President in October 1988, President and Chief Operating Officer in November 1992, and President and Chief Executive Officer in March 1993.

     Mr. Holland joined the Company as Accounting Manager in April 1977. He was elected Vice President -- Finance in May 1981 and Senior Vice President and Secretary in October 1988.

     Mr. Kelley rejoined the Company in January 1983 as Manager of Operations Administration. He was elected Vice President -- Contracts and Administration in October 1988.

     Mr. Till joined the Company in February 1983 as General
Manager -- Technical. He was elected Vice President -- Technical Services in June 1984 and Vice President -- Operations in November 1992.

     Mr. Burgess has served as Chief Financial Officer (Senior Vice President) for CIGNA Investment Division, CIGNA Companies since 1982. CIGNA is a diversified financial services company with major businesses in insurance, health care, pensions and investments.

     Mr. Dotson has served as Vice President -- Drilling of Helmerich & Payne, Inc. and President of Helmerich & Payne International Drilling Co., both located in Tulsa, Oklahoma, since 1977. Helmerich & Payne, Inc. is a diversified natural resources company with divisions engaged in drilling, exploration, production and real estate development. Mr. Dotson serves as a director of Helmerich & Payne, Inc.

     Mr. Walter H. Helmerich, III has served since 1960 as Chairman of the Board of Helmerich & Payne, Inc. In addition, Mr. Helmerich serves as a director of Liberty Bank & Trust Company of Oklahoma City, N.A., Liberty Bank & Trust Company of Tulsa, N.A., and Liberty Bancorp, Inc. He is the father of Mr. Hans Helmerich, who is also a director of the Company.

     Mr. Hans Helmerich has served since 1989 as the Chief Executive Officer as well as a director of Helmerich & Payne, Inc. He is the son of Mr. Walter H. Helmerich, III.

     Mr. Morrissey is a retired executive who served as Director and Vice Chairman of the Board of Marine Corporation until the end of 1987, when Marine Corporation was acquired by Banc One Corporation, Columbus, Ohio.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated February   , 1997 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation, Howard, Weil, Labouisse, Friedrichs Incorporated and Rauscher Pierce Refsnes, Inc. are acting as representatives (the
"Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of Common Stock:

             UNDERWRITER                NUMBER OF SHARES
-------------------------------------   ----------------
Credit Suisse First Boston
Corporation..........................
Howard, Weil, Labouisse, Friedrichs
Incorporated.........................
Rauscher Pierce Refsnes, Inc.........

                                        ----------------
     Total...........................       1,500,000
                                        ================

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 225,000 additional shares at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

     The Company has been advised by the Representatives that the Underwriters propose to offer the Shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives,
to certain dealers at such price less a concession of $       per share, and the
Underwriters and such dealers may allow a discount of $       per share on sales
to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     In connection with this Offering, Credit Suisse First Boston Corporation and certain of the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market making transactions in the Common Stock on The Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during a period before commencement of offers or sales of the Shares offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such.

     The Company and H&P and each of the Company's directors and executive officers have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 120 days (with respect to the Company and H&P) or 60 days (with respect to the Company's directors and officers) after the date of this Prospectus, except in the case of the issuances by the Company pursuant to the exercise of employee stock options outstanding on the date hereof.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.

     Of the shares offered pursuant to this Prospectus 375,000 shares of Common Stock are expected to be purchased by H&P from the Underwriters at a price equal to the Price to Public and H&P set forth on the cover of this Prospectus. H&P has indicated its intention to acquire such shares, subject to receipt and review by H&P of a final Prospectus and conditioned upon a closing of the Offering. No underwriting discounts and commissions are to be paid to the Underwriters in connection with the shares to be purchased by H&P.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Shares in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Shares are effected. Accordingly, any resale of the Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Shares in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Shares without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer, and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Shares acquired by such purchaser pursuant to this Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Shares acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Griggs & Harrison, P.C., Houston, Texas. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The audited financial statements included or incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included or incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549-1004, and at the following Regional Offices of the
Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004. The Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is traded on The Nasdaq Stock Market's National Market under the symbol "ATWD." The Company's registration statements, reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus, which constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information set forth in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of contracts or other documents are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of the applicable contract or other document filed with the Commission. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the fee prescribed by the Commission, or may be examined without charge at the public reference facilities of the Commission described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-6352) and are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996; (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1996; and (iii) the description of the Company's Common Stock contained in Amendment No. 3 to the Company's Registration Statement on Form S-1 filed with the Commission on March 22, 1990.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of Common Stock covered by this Prospectus shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the information that has been incorporated by reference in this Prospectus (not including exhibits to the information that is incorporated by reference herein unless such exhibits are specifically incorporated by reference in such information). Requests for such copies should be directed to James M. Holland, Senior Vice President and Secretary, Atwood Oceanics, Inc., P.O. Box 218350, Houston, Texas 77218 (telephone number (281) 492-2929).

                         INDEX TO FINANCIAL STATEMENTS

                                        PAGE
                                        ----

Consolidated Financial Statements of
  Atwood Oceanics, Inc.:

     Report of Independent Public
      Accountants....................   F-2

     Consolidated Balance Sheet as of
      September 30, 1995 and 1996 and
       December 31, 1996
      (unaudited)....................   F-3

     Consolidated Statement of
      Operations for the Years Ended
      September 30, 1994,
       1995 and 1996 and for the
      Three Months Ended December 31,
      1995 (unaudited)
       and 1996 (unaudited)..........   F-5

     Consolidated Statement of Cash
      Flows for the Years Ended
      September 30, 1994,
       1995 and 1996 and for the
      Three Months Ended December 31,
      1995 (unaudited)
       and 1996 (unaudited)..........   F-6

     Consolidated Statement of
      Changes in Shareholders' Equity
      for the Years Ended
       September 30, 1994, 1995 and
      1996 and for the Three Months
      Ended
       December 31, 1996
      (unaudited)....................   F-7

     Notes to Consolidated Financial
      Statements.....................   F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Board of Directors of Atwood Oceanics, Inc.:

     We have audited the accompanying consolidated balance sheet of Atwood Oceanics, Inc. (a Texas corporation) and subsidiaries as of September 30, 1995 and 1996, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atwood Oceanics, Inc. and subsidiaries as of September 30, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
November 15, 1996

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                           SEPTEMBER 30,
                                       ----------------------    DECEMBER 31,
                                          1995        1996           1996
                                       ----------  ----------    ------------
                                                                 (UNAUDITED)
               ASSETS
CURRENT ASSETS:
     Cash and cash equivalents.......  $   11,984  $   17,565      $ 17,412
     Accounts receivable.............      13,425      16,687        18,547
     Inventories of materials and
       supplies, at lower of average
       cost or market................       4,904       5,454         5,933
     Deferred tax assets.............       1,200       1,510         1,510
     Prepaid expenses................       2,753       2,954         2,282
                                       ----------  ----------    ------------
          Total Current Assets.......      34,266      44,170        45,684
                                       ----------  ----------    ------------
SECURITIES HELD FOR INVESTMENT:
     Held-to-maturity, at amortized
       cost..........................      22,422      22,576        22,577
     Available-for-sale, at fair
       value.........................       3,516         351           351
                                       ----------  ----------    ------------
                                           25,938      22,927        22,928
                                       ----------  ----------    ------------
PROPERTY AND EQUIPMENT, at cost:
     Drilling vessels, equipment and
       drill pipe....................     183,171     191,801       198,057
     Other...........................       4,569       4,810         4,882
                                       ----------  ----------    ------------
                                          187,740     196,611       202,939
     Less -- accumulated
       depreciation..................      96,313     105,487       107,635
                                       ----------  ----------    ------------
          Net Property and
             Equipment...............      91,427      91,124        95,304
                                       ----------  ----------    ------------
DEFERRED COSTS AND OTHER ASSETS......       1,222       1,088           752
                                       ----------  ----------    ------------
                                       $  152,853  $  159,309      $164,668
                                       ==========  ==========    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                           SEPTEMBER 30,         DECEMBER 31,
                                       ----------------------    ------------
                                          1995        1996           1996
                                       ----------  ----------    ------------
                                                                 (UNAUDITED)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Estimated current maturities of
       long-term notes payable.......  $    3,750  $    7,933      $ 22,750
     Short-term note payable.........       1,500          --            --
     Accounts payable................       6,260       2,615         3,220
     Accrued liabilities.............       8,995       7,471         8,902
                                       ----------  ----------    ------------
          Total Current
             Liabilities.............      20,505      18,019        34,872
                                       ----------  ----------    ------------
LONG-TERM NOTES PAYABLE, net of
  estimated current maturities.......      35,569      26,540         8,040
                                       ----------  ----------    ------------
DEFERRED CREDITS:
     Income taxes....................       1,334       2,289         2,287
     Other...........................         553       6,907         9,747
                                       ----------  ----------    ------------
                                            1,887       9,196        12,034
                                       ----------  ----------    ------------
SHAREHOLDERS' EQUITY:
     Preferred stock, no par value;
       1,000,000 shares authorized,
       none outstanding..............          --          --            --
     Common stock, $1 par value;
       10,000,000 shares authorized
       with 6,629,000, 6,691,000 and
       6,710,000 shares issued and
       outstanding at September 30,
       1995 and 1996 and December 31,
       1996, respectively............       6,629       6,691         6,710
     Paid-in capital.................      54,771      55,470        55,698
     Net unrealized holding gain
       (loss) on available-for-sale
       securities....................       1,328        (139)         (137)
     Retained earnings...............      32,164      43,532        47,451
                                       ----------  ----------    ------------
          Total Shareholders'
             Equity..................      94,892     105,554       109,722
                                       ----------  ----------    ------------
                                       $  152,853  $  159,309      $164,668
                                       ==========  ==========    ============

  The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                         THREE MONTHS ENDED
                                          YEARS ENDED SEPTEMBER 30,         DECEMBER 31,
                                       -------------------------------  --------------------
                                         1994       1995       1996       1995       1996
                                       ---------  ---------  ---------  ---------  ---------
                                                                            (UNAUDITED)
REVENUES:
     Contract drilling...............  $  63,640  $  70,715  $  78,555  $  17,943  $  21,667
     Contract management.............      2,335      1,516        900        195        426
                                       ---------  ---------  ---------  ---------  ---------
                                          65,975     72,231     79,455     18,138     22,093
                                       ---------  ---------  ---------  ---------  ---------
COSTS AND EXPENSES:
     Contract drilling...............     42,799     50,241     50,912     12,888     12,406
     Contract management.............      1,529        585        628        146        254
     Depreciation....................     13,618     11,134      9,742      2,635      2,302
     General and administrative......      4,324      4,485      5,113      1,060      1,511
                                       ---------  ---------  ---------  ---------  ---------
                                          62,270     66,445     66,395     16,729     16,473
                                       ---------  ---------  ---------  ---------  ---------
OPERATING INCOME.....................      3,705      5,786     13,060      1,409      5,620
                                       ---------  ---------  ---------  ---------  ---------
OTHER INCOME (EXPENSE):
     Interest expense................     (2,892)    (2,936)    (2,522)      (690)      (532)
     Investment income...............      2,819      2,804      2,510        589        646
     Realized gain on sale of
       securities....................         --      2,370      2,795         --         --
                                       ---------  ---------  ---------  ---------  ---------
                                             (73)     2,238      2,783       (101)       114
                                       ---------  ---------  ---------  ---------  ---------
INCOME BEFORE MINORITY INTEREST AND
  INCOME TAXES.......................      3,632      8,024     15,843      1,308      5,734
MINORITY INTEREST IN LOSS OF
  PARTNERSHIPS.......................      3,303        908         --         --         --
                                       ---------  ---------  ---------  ---------  ---------
INCOME BEFORE INCOME TAXES...........      6,935      8,932     15,843      1,308      5,734
PROVISION FOR INCOME TAXES...........        726      1,872      4,475        646      1,815
                                       ---------  ---------  ---------  ---------  ---------
NET INCOME...........................  $   6,209  $   7,060  $  11,368  $     662  $   3,919
                                       =========  =========  =========  =========  =========
EARNINGS PER COMMON SHARE............  $     .94  $    1.07  $    1.71  $     .10  $     .58
                                       =========  =========  =========  =========  =========
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING.................      6,582      6,591      6,664      6,632      6,707
                                       =========  =========  =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                          YEARS ENDED SEPTEMBER 30,          DECEMBER 31,
                                       --------------------------------  --------------------
                                         1994        1995       1996       1995       1996
                                       ---------  ----------  ---------  ---------  ---------
                                                                             (UNAUDITED)
CASH FLOW FROM OPERATING ACTIVITIES:
     Net income......................  $   6,209  $    7,060  $  11,368  $     662  $   3,919
     Adjustments to reconcile net
       income to net cash provided by
       operating activities:
          Depreciation...............     13,618      11,134      9,742      2,635      2,302
          Amortization of deferred
             items...................        531         429        604        149        287
          Deferred federal income tax
             provision (benefit).....       (150)       (400)     1,400         --         --
          Gain on sale of
             securities..............         --      (2,370)    (2,795)        --         --
          Gain on sale of equity in
             Indian joint venture....       (201)         --         --         --         --
          Minority interest in loss
             of partnerships.........     (3,303)       (908)        --         --         --
     Changes in assets and
       liabilities:
          Decrease (increase) in
             accounts receivable.....     (3,147)        490     (3,412)      (878)    (1,860)
          Increase (decrease) in
             accounts payable........        670       2,532     (3,645)      (333)       605
          Increase (decrease) in
             accrued liabilities.....        731       2,422     (1,524)       888      1,431
          Prepayment of mobilization
             fees....................         --          --      3,000      3,000      4,500
          Other......................       (358)     (1,192)     2,216      1,166     (1,523)
                                       ---------  ----------  ---------  ---------  ---------
                                           8,391      12,137      5,586      6,627      5,742
                                       ---------  ----------  ---------  ---------  ---------
               Net Cash Provided by
                  Operating
                  Activities.........     14,600      19,197     16,954      7,289      9,661
                                       ---------  ----------  ---------  ---------  ---------
CASH FLOW FROM INVESTING ACTIVITIES:
     Proceeds from sale of
       securities....................         --       3,343      3,738         --         --
     Capital expenditures............     (6,412)     (4,545)    (6,660)      (651)    (6,000)
     Investment in RIG-200...........       (310)     (7,872)    (2,866)    (1,474)      (378)
     Acquisition of interest in
       partnerships..................         --     (13,275)        --         --         --
     Proceeds from sale of equity in
       Indian joint venture..........      1,300          --         --         --         --
     Payments received on notes
       receivable....................        404         202         --         --         --
                                       ---------  ----------  ---------  ---------  ---------
               Net Cash Used by
                  Investing
                  Activities.........     (5,018)    (22,147)    (5,788)    (2,125)    (6,378)
                                       ---------  ----------  ---------  ---------  ---------
CASH FLOW FROM FINANCING ACTIVITIES:
     Proceeds from exercises of stock
       options.......................         --         545        761         83        247
     Principal payments on long-term
       notes.........................     (3,000)     (3,130)    (4,846)    (1,500)    (3,683)
     Net payments to limited
       partner.......................       (550)       (100)        --         --         --
     Proceeds (repayment) of
       short-term note payable.......         --       1,500     (1,500)      (500)        --
                                       ---------  ----------  ---------  ---------  ---------
               Net Cash Used by
                  Financing
                  Activities.........     (3,550)     (1,185)    (5,585)    (1,917)    (3,436)
                                       ---------  ----------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS...................      6,032      (4,135)     5,581      3,247       (153)
CASH AND CASH EQUIVALENTS, at
  beginning of period................     10,087      16,119     11,984     11,984     17,565
                                       ---------  ----------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, at end of
  period.............................  $  16,119  $   11,984  $  17,565  $  15,231  $  17,412
                                       =========  ==========  =========  =========  =========
------------

Supplemental disclosure of cash flow
  information:
  Cash paid during the period for
     domestic and foreign income
     taxes...........................  $   1,657  $    1,558  $   2,660  $      --  $      --
                                       =========  ==========  =========  =========  =========
  Cash paid during the period for
     interest........................  $   2,380  $    2,552  $   2,478  $     738  $     659
                                       =========  ==========  =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                          UNREALIZED
                                          COMMON STOCK                     HOLDING
                                        -----------------     PAID-IN        GAIN        RETAINED
                                        SHARES     AMOUNT     CAPITAL       (LOSS)       EARNINGS
                                        ------     ------     -------     ----------     --------
September 30, 1993...................    6,582     $6,582     $54,273      $     --      $ 18,895
     Net income......................       --         --          --            --         6,209
                                        ------     ------     -------     ----------     --------
September 30, 1994...................    6,582      6,582      54,273            --        25,104
     Unrealized holding gain.........       --         --          --         1,328            --
     Exercises of employee stock
       options.......................       47         47         498            --            --
     Net income......................       --         --          --            --         7,060
                                        ------     ------     -------     ----------     --------
September 30, 1995...................    6,629      6,629      54,771         1,328        32,164
     Unrealized holding gain at
       September 30, 1995 realized
       upon sale of securities in
       1996..........................       --         --          --        (1,482)           --
     Decrease in unrealized holding
       loss..........................       --         --          --            15            --
     Exercises of employee stock
       options.......................       62         62         699            --            --
     Net income......................       --         --          --            --        11,368
                                        ------     ------     -------     ----------     --------
September 30, 1996...................    6,691      6,691      55,470          (139)       43,532
     Decrease in unrealized holding
       loss (unaudited)..............       --         --          --             2            --
     Exercise of employee stock
       options (unaudited)...........       19         19         228            --            --
     Net Income (unaudited)..........       --         --          --            --         3,919
                                        ------     ------     -------     ----------     --------
December 31, 1996 (unaudited)........    6,710     $6,710     $55,698      $   (137)     $ 47,451
                                        ======     ======     =======     ==========     ========

------------

Preferred stock, no par value, of 1,000,000 shares was authorized in 1975 and no shares have been issued.

  The accompanying notes are an integral part of these consolidated financial statements.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- NATURE OF OPERATIONS

     Atwood Oceanics, Inc. together with its wholly-owned subsidiaries (collectively referred to herein as the "Company"), is engaged in the business of international offshore drilling of exploratory and developmental oil and gas wells and related support, management and consulting services. Presently, the Company owns and operates a modern fleet of seven mobile offshore rigs and one modular platform rig, as well as manages the operations of two operator-owned platform rigs. The Company also owns a fifty percent interest in a new generation platform rig. Currently, the Company is involved in active operations in the territorial waters of Australia, Malaysia, Equatorial Guinea, United States and the Malaysian/Thailand Joint Development Area.

     Demand for drilling equipment is dependent on the exploration and development programs of oil and gas companies, which is in turn influenced by the financial conditions of such companies, by general economic conditions, by prices of oil and natural gas, and from time to time, by political considerations and policies. The Company's business operations are subject to the risks associated with a business having a limited number of customers for which it can operate at any given time. A decrease in the drilling programs of customers in the areas where the Company is employed may adversely affect the Company's revenues. The contracts under which the Company operates its drilling rigs are obtained either through individual negotiations with the customer or by submitting proposals in competition with the other drilling contractors and vary in their terms and conditions. The Company competes with several other drilling contractors, most of which are substantially larger than the Company and possess appreciably greater financial and other resources. Price competition is generally the most important factor in the drilling industry, but the technical capability of specialized drilling equipment and personnel at the time and place required by customers is also important. Other competitive factors include work force experience, rig suitability, efficiency, condition of equipment, reputation and customer relations. The Company believes that it competes favorably with respect to these factors.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

UNAUDITED INTERIM INFORMATION --

     The unaudited interim financial statements as of December 31, 1996 and for each of the three month periods ended December 31, 1995 and 1996, included herein, have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Accordingly, these financial statements and related information have been prepared without audit, and certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, although management believes that the note disclosures are adequate to make the information not misleading. In the opinion of the Company's management, the unaudited interim financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and results of operations of the Company for the periods presented. The interim financial results may not be indicative of results that could be expected for a full year.

CONSOLIDATION --

     The consolidated financial statements include the accounts of Atwood Oceanics, Inc. ("AOI") and all of its wholly-owned domestic and foreign subsidiaries. The Company's 50 percent undivided interest in RIG-200 is accounted for using the proportionate consolidation method (See Note 4). Prior to December 31, 1994, AOI owned a 50 percent interest in two Texas limited partnerships, Atwood Deep Seas, Ltd. ("Deep Seas") and Atwood Falcon I, Ltd. ("Falcon Ltd."), the accounts of which were included in the Company's consolidated financial statements. The limited partner's interest in the net assets and loss of the two partnerships was reflected in the Company's financial statements as "minority interest in partnerships."

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
(See Note 4 -- "Acquisition of Interest in ATWOOD HUNTER, ATWOOD EAGLE and ATWOOD FALCON"). All significant intercompany accounts and transactions have been eliminated in consolidation.

FOREIGN EXCHANGE --

     The U.S. dollar is the functional currency for all areas of operations of the Company. Accordingly, monetary assets and liabilities denominated in foreign currency are remeasured to U.S. dollars at the rate of exchange in effect at the end of the year, items of income and expense are remeasured at average monthly rates, and property and equipment and other nonmonetary amounts are remeasured at historical rates. Gains and losses on foreign currency transactions and remeasurements are included in drilling costs in the consolidated statements of operations. The Company realized a foreign exchange gain of $240,000 in fiscal year 1996, with foreign exchange losses of $155,000 and $417,000 incurred in fiscal years 1995 and 1994, respectively.

DEPRECIATION, MAINTENANCE AND RETIREMENT POLICIES --

     Depreciation is provided on the straight-line method over the following estimated useful lives of the various classifications of assets:

                                           YEARS
                                           -----
Drilling vessels and related
  equipment.............................    5-15
Drill pipe..............................       3
Furniture and other.....................    3-10

     Maintenance, repairs and minor replacements are charged against income as incurred; major replacements and upgrades are capitalized and depreciated over the remaining useful life of the asset as determined upon completion of the work. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed are removed from the accounts at the time of disposition, and any resulting gain or loss is reflected in the consolidated statements of operations for the applicable period.

DEFERRED COSTS --

     The Company defers the costs of moving a drilling rig to a new area and amortizes such costs on a straight-line basis over the life of the applicable drilling contract. There were no unamortized mobilization costs at September 30, 1995 or 1996.

     The Company defers the cost of scheduled drydocking and the cost is charged to expense over the period to the next scheduled drydocking (normally 30 months). Deferred drydocking costs totaled $1,037,000 and $880,000 at September 30, 1995 and 1996, respectively.

REVENUE RECOGNITION --

     The Company accounts for drilling and management contract revenues using the percentage of completion method of accounting, under which revenues are recognized on a daily basis as earned. Mobilization revenues are first used to cover the costs of mobilization with the excess revenues deferred and amortized on a straight-line basis over the life of the applicable drilling contract. At September 30, 1996, deferred revenues totaling $3 million were included in other deferred credits on the accompanying consolidated balance sheet. There were no deferred revenues at September 30, 1995.

FEDERAL INCOME TAXES --

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income
Taxes". Under SFAS No. 109, deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts given the provisions of enacted tax laws. For interim periods, the Company records income taxes using the expected effective tax rate for the fiscal year.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CASH AND CASH EQUIVALENTS --

     Cash and cash equivalents consist of cash in banks and certificates of deposit which mature within three months of the date of purchase.

RECEIVABLES --

     Based upon the Company's historical collection of accounts receivable, the Company has not established an allowance for doubtful accounts.

INVESTMENTS --

     Investments in held-to-maturity securities are stated at the amortized cost at the balance sheet date. The Company has the ability and intent to hold such securities to maturity. At September 30, 1995 and 1996, investments in available-for-sale securities are carried at fair value with the unrealized holding gain or loss, net of deferred tax, included in shareholders' equity.

EARNINGS PER COMMON SHARE --

     Earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding during each period. The dilutive effect of stock options is immaterial.

STOCK-BASED COMPENSATION --

     The Company accounts for employee stock-based compensation using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, the adoption of SFAS No. 123, "Accounting for Stock-Based Compensation" in fiscal 1996 had no effect on the Company's results of operations.

USE OF ESTIMATES --

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS --

     Certain reclassifications have been made to fiscal 1995 and fiscal 1994 financial statements to conform to the fiscal 1996 classifications.

NOTE 3 -- SECURITIES HELD FOR INVESTMENT

     At the beginning of fiscal year 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which had an immaterial effect on the consolidated balance sheet and had no effect on reported earnings. All of the Company's investments in equity securities are classified as "available-for-sale" and accordingly, are reflected in the September 30, 1995 and 1996 Consolidated Balance Sheets at fair value, with the aggregate unrealized gain or loss, net of related deferred tax liability or asset, included in shareholders' equity. All of the Company's investment in United States Treasury Bonds (which mature in 2000 and 2001) are classified as "held-to-maturity" and accordingly, are reflected in the September 30, 1995 and 1996 Consolidated Balance Sheets at amortized cost.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     During fiscal 1995 and fiscal 1996, 33,000 shares and 32,000 shares of Mobil Corporation common stock were sold for $3.3 million and $3.7 million, resulting in realized gains, using average cost, of $2.4 million and $2.8 million, respectively. An analysis of the Company's investment in marketable securities at September 30, 1995 and 1996 is as follows (in thousands):

                                        AMORTIZED     UNREALIZED
                                          COST        GAIN (LOSS)     FAIR VALUE
                                        ---------     -----------     ----------
Fiscal Year 1995
     Equity Securities...............    $ 1,504        $ 2,012        $  3,516
     United States Treasury Bonds....     22,422          2,204          24,626
                                        ---------     -----------     ----------
                                         $23,926        $ 4,216        $ 28,142
                                        =========     ===========     ==========
Fiscal Year 1996
     Equity Securities...............    $   561        $  (210)       $    351
     United States Treasury Bonds....     22,576          1,387          23,963
                                        ---------     -----------     ----------
                                         $23,137        $ 1,177        $ 24,314
                                        =========     ===========     ==========

NOTE 4 -- PROPERTY AND EQUIPMENT

RIG-200 --

     In August 1994, Atwood Oceanics West Tuna Pty. Ltd. ("West Tuna"), an Australian Company owned 50 percent by the Company and 50 percent by Helmerich & Payne, Inc. ("H&P")(current owner of 24 percent of the Company's outstanding common stock), was awarded a term contract for the design, construction and operation of a new generation platform rig. The Company and H&P entered into a joint venture agreement to construct, install and operate the new rig. RIG-200 was constructed in the United States during calendar year 1995; however, due to project delays in Australia unrelated to the Company's and H&P's activities, West Tuna was advised to delay shipment of the rig to Australia until September 1996. Under terms of the contract, a holding dayrate has been received since January 1, 1996. In addition, West Tuna received a $6 million partial prepayment of a $10 million mobilization fee originally due upon commencement of operations in Australia. The Company's $3 million portion of this prepayment is reflected in "Other Deferred Credits" in the September 30, 1996 Consolidated Balance Sheet.

     Since the Company has a 50 percent undivided ownership interest in RIG-200 and is actively involved in its operations, the Company accounts for its investment in the rig on a proportionate consolidation method. Accordingly, the Company's $11 million investment in RIG-200 at September 30, 1996, is reflected in "Drilling Vessels, Equipment and Drill Pipe" in the Consolidated Balance Sheet, with 50 percent of the rig's operating results for fiscal year 1996 reflected in the Company's Consolidated Statement of Operations.

ACQUISITION OF INTEREST IN ATWOOD HUNTER, ATWOOD EAGLE AND
ATWOOD FALCON --

     Effective as of December 31, 1994, the Company acquired the remaining 50 percent interest in the ATWOOD HUNTER, ATWOOD EAGLE and the ATWOOD FALCON, at an aggregate purchase price of approximately $36 million. This purchase price consisted of approximately $13 million cash and the issuance or assumption of debt totaling approximately $23 million. Combined with the Company's previous 50 percent ownership, the Company became the sole owner of these semisubmersible rigs. The transaction was accounted for using the purchase method of accounting.

     When the Company acquired its initial interest in these rigs in fiscal 1990, their estimated useful lives for depreciation purposes were ten years. The Company acquired the remaining 50 percent interest in these

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) rigs on the basis that they will remain long-term productive assets; therefore, effective January 1995 management increased the estimated useful lives of these rigs by an additional five years. The effect of the change in depreciable lives was a $2.7 million reduction in depreciation for the last nine months of fiscal 1995 compared to fiscal 1994 and a corresponding increase in net income of $1.8 million or $.27 per share.

ATWOOD HUNTER --

     In June 1996, the Company entered into a contract with British-Borneo Petroleum Inc. for the use of the ATWOOD HUNTER on a firm two year plus a one-year option Gulf of Mexico deep water drilling program commencing in mid-1997. The option for the third year has subsequently been exercised. To enable the ATWOOD HUNTER to perform this contract, the Company has committed to upgrade equipment and relocate the rig from Southeast Asia to the United States Gulf of Mexico at an aggregate cost of approximately $42 to $45 million. The contract also requires the payment of a $10 million mobilization fee which will offset some of the Company's costs. See Note 13.

ATWOOD SOUTHERN CROSS --

     The ATWOOD SOUTHERN CROSS, a second-generation semisubmersible which was purchased by the Company for $1.5 million in fiscal 1994, remains idle in Australia as the Company continues to pursue a future contract opportunity. The Company believes upgrade expenditures of approximately $25 million will be required to upgrade, refurbish and mobilize the rig to drill in water depths up to 2,000 feet. The Company has incurred approximately $1.8 million in capitalized costs to prepare the rig for various utilization alternatives and has made commitments to purchase approximately $5 million of long lead-time equipment for such an upgrade. The Company continues to actively market the rig and remains optimistic that a profitable contract opportunity will be identified for the rig. See Note 13.

ADOPTION OF FASB STATEMENT NO. 121 --

     In fiscal 1995, the Company adopted SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of." Since adoption, SFAS No. 121 has had no impact on the Company's financial statements.

NOTE 5 -- NOTES PAYABLE

LONG-TERM NOTES PAYABLE --

     A summary of long-term notes payable is as follows (in thousands):

                                          SEPTEMBER 30,
                                       --------------------
                                         1995       1996
                                       ---------  ---------
Notes payable to bank group by Deep
  Seas, bearing interest (market
  adjustable) at approximately 7
  percent per annum at September 30,
  1996...............................  $  36,319  $  32,223
Term note, bearing interest at 6
  percent per annum..................      3,000      2,250
                                       ---------  ---------
                                          39,319     34,473
Less -- estimated current
  maturities.........................      3,750      7,933
                                       ---------  ---------
                                       $  35,569  $  26,540
                                       =========  =========

     Required principal payments on the bank group debt are $750,000 per quarter through December 31, 1997, with a final balloon payment of the remaining balance payable in March 1998. The loan documents with the bank group require that additional principal payments be made each quarter if quarterly cash flow exceeds a defined level. Due to a significant improvement in Deep Seas' operating results, Deep Seas made additional principal payments to the bank group of approximately $1.1 million and $2.2 million in July 1996 and October 1996, respectively. The October 1996 payment is reflected in year-end estimated current

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) maturities as of September 30, 1996. Estimated additional principal payments of approximately $2 million will be required based on the estimated excess cash flow of Deep Seas during the first quarter of fiscal year 1997 (included in estimated current maturities of long-term debt as of September 30, 1996). The bank group's collateral for the long-term notes consists principally of preferred mortgages on the ATWOOD HUNTER and ATWOOD EAGLE. The loan documents also prohibit the cash payment of management fees, profits and other cash disbursements by Deep Seas prior to the time the notes are paid in full. There is also an annual limit on the amount of capital expenditures that can be made by Deep Seas. In fiscal 1995, Deep Seas obtained a waiver from the bank group with respect to expenditures which exceeded the capital expenditures limit, and it is anticipated that a similar waiver will be required in fiscal 1997 in connection with the upgrade of the ATWOOD HUNTER. See Note 4 for a discussion of the ATWOOD HUNTER upgrade. See Note 13 for a discussion of modifications to the bank debt subsequent to September 30, 1996.

     A portion of the purchase price of the limited partner's interest in the ATWOOD HUNTER, ATWOOD FALCON and ATWOOD EAGLE (See Note 4) included the issuance of a $3 million unsecured note payable in four annual $750,000 installments.

     The estimated maturities of long-term debt as of September 30, 1996 are as follows (in thousands):

               FISCAL
                YEAR                    AMOUNT
-------------------------------------   -------
1997.................................   $ 7,933*
1998.................................    25,790
1999.................................       750
                                        -------
                                        $34,473
                                        =======

------------

* Increased by a $10 million prepayment subsequent to September 30, 1996. See
  Note 13.

LINES OF CREDIT --

     The Company has a $10 million short-term line of credit with a bank that is secured by the pledge of a portion of the Company's United States treasury bonds. This line of credit is used to satisfy short-term working capital requirements. At September 30, 1996, there were no outstanding borrowings under this line of credit. At September 30, 1995, $1.5 million bearing interest of 6 percent was borrowed under this line of credit. See Note 13.

     The Company also has a $3 million unsecured short-term line of credit with a bank to support issuance, when required, of standby letters of guarantee and the Indian tax guarantee (see Note 6). At September 30, 1996, standby letters of guarantee in the aggregate amount of approximately $1 million were outstanding under this facility.

NOTE 6 -- INCOME TAXES

     Domestic and foreign income (loss) before income taxes and minority interest for the three years ended September 30, 1996 are as follows (in thousands):

                                        FISCAL     FISCAL     FISCAL
                                         1994       1995       1996
                                       ---------  ---------  ---------
Domestic income (loss)...............  $  (2,869) $   6,237  $  17,508
Foreign income (loss)................      6,501      1,787     (1,665)
                                       ---------  ---------  ---------
                                       $   3,632  $   8,024  $  15,843
                                       =========  =========  =========

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision (benefit) for domestic and foreign taxes on income consists of the following (in thousands):

                                        FISCAL     FISCAL     FISCAL
                                         1994       1995       1996
                                        -------   ---------  ---------
Current domestic provision...........   $   400   $     700  $     452
Deferred domestic provision
  (benefit)..........................      (150)       (400)     1,400
Current foreign provision............       476       1,572      2,623
                                        -------   ---------  ---------
                                        $   726   $   1,872  $   4,475
                                        =======   =========  =========

     Effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." As of October 1, 1993, there was no cumulative effect of the accounting change for income taxes reflected in the Company's statement of operations. The components of the deferred income tax assets (liabilities) as of September 30, 1995 and 1996 are summarized as follows (in thousands):

                                          SEPTEMBER 30,
                                       --------------------
                                         1995       1996
                                       ---------  ---------
Deferred tax assets --
     Net operating loss
       carryforwards.................  $   4,570  $   2,950
     Investment tax credit
       carryforwards.................      3,620      2,460
     Book reserves...................      1,730      1,530
     Difference in book and tax basis
       of equipment..................      5,590      2,980
                                       ---------  ---------
                                          15,510      9,920
                                       ---------  ---------
Deferred tax liabilities --
     Income recognized for tax in
       excess of book................      7,870      5,970
     Deferred charges................        430        450
     Unrealized holding gain (loss)
       on available-for-sale
       securities....................        684        (71)
                                       ---------  ---------
                                           8,984      6,349
                                       ---------  ---------
Net deferred tax assets before
  valuation allowance................      6,526      3,571
Valuation allowances.................     (6,660)    (4,350)
                                       ---------  ---------
     Net deferred tax asset
       (liability)...................  $    (134) $    (779)
                                       =========  =========
Net current deferred tax assets......  $   1,200  $   1,510
Net noncurrent deferred tax
  liabilities........................     (1,334)    (2,289)
                                       ---------  ---------
     Net deferred tax asset
       (liability)...................  $    (134) $    (779)
                                       =========  =========

     U.S. deferred taxes have not been provided on foreign earnings totaling approximately $3.8 million which are permanently invested abroad. Foreign tax credits totaling approximately $600,000 are available to reduce the U.S. taxes on such amounts.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The differences between the statutory and the effective income tax rate are as follows:

                                        FISCAL    FISCAL    FISCAL
                                         1994      1995      1996
                                        ------    ------    ------
Statutory income tax rate............      34%       34%       34%
Increase (decrease) in tax rate
  resulting from --
     Foreign tax rate differentials,
       net of foreign tax credit
       utilization...................     (18)        1        12
     Book depreciation on
       partnerships' assets with no
       tax basis.....................      19      --        --
     Investment tax credits..........     (14)     --        --
     Change in valuation allowance...    --         (10)      (15)
     Financial income not subject to
       domestic income taxes.........      (2)       (1)     --
     Other, net......................      (9)       (3)       (3)
                                        ------    ------    ------
Effective income tax rate............      10%       21%       28%
                                        ======    ======    ======

     The Company has United States net operating loss carryforwards totaling $8.7 million which expire in fiscal years 2001 through 2003 and investment tax credit carryforwards totaling $2.5 million which expire in fiscal years 1997 through 2001. Due to various utilization limitations, management estimates that a significant portion of these tax attributes will not be available to reduce future tax obligations; accordingly, a $4.4 million valuation allowance is recorded as of September 30, 1996.

     For several years, the Company has pursued legal action to collect certain tax refund claims in India. As a result of favorable court decisions in India, and upon the Company providing a letter of guarantee, the Company received a tax refund in fiscal year 1994 of $639,000 (net of taxes on interest and other related expense), which is reflected in the balance sheet as other deferred credits, pending ultimate resolution of the issue by the Indian High Court.

NOTE 7 -- CAPITAL STOCK

     The Company has a stock option plan ("Stock Plan") under which non-qualified and incentive stock options may be granted to officers and key employees through December 5, 2000. The maximum number of shares of common stock that may be granted under the Stock Plan is 330,000. The Company also has options outstanding to purchase 23,100 shares under an incentive stock option plan ("Incentive Plan") which expired for future grant purposes on November
17, 1991. Under both plans, the exercise price of each option equals the market price of the Company's stock on the date of grant, and all outstanding options have a maximum term of 10 years. Under the Incentive Plan, options vest over a period from the fifth to the tenth year from the date of grant and under the Stock Plan, options vest over a period from the second to the fifth year from the date of grant.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A summary of the status of the Company's plans as of September 30, 1994, 1995 and 1996, and changes during the years ended on those dates is presented below:

                                              FISCAL 1994                  FISCAL 1995                  FISCAL 1996
                                       --------------------------   --------------------------   --------------------------
                                                     WEIGHTED-                    WEIGHTED-                    WEIGHTED-
                                       NUMBER OF      AVERAGE       NUMBER OF      AVERAGE       NUMBER OF      AVERAGE
                                        OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE    OPTIONS    EXERCISE PRICE
                                       ---------   --------------   ---------   --------------   ---------   --------------
Outstanding at beginning of year.....   258,800        $12.44        254,500        $12.19        240,100        $12.29
Granted..............................    44,000         13.38         32,000         13.13         75,500         34.49
Exercised............................     --           --            (46,400)        11.75        (62,200)        12.23
Forfeited............................   (18,000)        12.79          --           --              --           --
Expired..............................   (30,300)        16.25          --           --              --           --
                                       ---------                    ---------                    ---------
Outstanding at end of year...........   254,500        $12.19        240,100        $12.29        253,400        $18.92
                                       =========                    =========                    =========
Exercisable at end of year...........    58,300        $12.48         79,987        $12.12         82,338        $12.04
                                       =========                    =========                    =========
Available for grant at end of year...   107,500                       75,500                        --
                                       =========                    =========                    =========
Weighted-average fair value of
  options granted during the year....                                                             $ 13.35
                                                                                                 =========

     The following table summarizes information about stock options outstanding at September 30, 1996:

                          OPTIONS OUTSTANDING
-----------------------------------------------------------------------          OPTIONS EXERCISABLE
                                       WEIGHTED-                            ------------------------------
                      NUMBER            AVERAGE            WEIGHTED-          NUMBER          WEIGHTED-
    RANGE OF        OUTSTANDING        REMAINING            AVERAGE         EXERCISABLE        AVERAGE
EXERCISE PRICES     AT 9/30/96      CONTRACTUAL LIFE     EXERCISE PRICE     AT 9/30/96      EXERCISE PRICE
----------------    -----------     ----------------     --------------     -----------     --------------
$9.75 to $12.25        69,125           4.8 years            $10.81            36,402           $10.53
13.00 to  14.75       108,775           6.4 years             13.28            45,936            13.24
33.25 to  37.94        75,500           9.5 years             34.49            --               --
                    -----------                                             -----------
$9.75 to $37.94       253,400           6.9 years            $18.92            82,338           $12.04
                    ===========                                             ===========

     As permitted by SFAS No. 123, the Company applies APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation costs been determined based on the fair value at the grant dates for awards made in fiscal 1996 consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except for per share amounts):

Net income...........................  As reported          $  11,368
                                       Pro forma               11,291
Earnings per share...................  As reported              $1.71
                                       Pro forma                 1.69

     The fair value of grants made in fiscal 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used: risk-free interest rate of 5.8 percent, expected volatility of 33.7 percent, expected lives of 5 years and no dividend yield.

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 8 -- RETIREMENT PLAN

     The Company has a contributory retirement plan (the "Plan") under which qualified participants may make contributions of up to 5 percent of their compensation, as defined (the basic contribution). The Company makes a contribution to the Plan equal to twice the basic contribution. Company contributions vest 100 percent to each participant beginning with the fourth year of participation. If a participant terminates employment before becoming fully vested, the unvested portion is credited to the Company's account and can be used only to offset Company contribution requirements. The Company used $58,000 of forfeitures in fiscal 1996 and $112,000 of forfeitures in fiscal 1995 to reduce its cash contribution requirements, which resulted in actual contributions of $738,000 in fiscal 1996 and $637,000 in fiscal 1995. In fiscal 1994, the Company made cash contributions of $702,000 and did not utilize any forfeitures to reduce its contribution requirements. As of September 30, 1996, there remains approximately $74,000 of contribution forfeitures which can be utilized to reduce future Company cash contribution requirements.

NOTE 9 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities included in the accompanying Consolidated Balance Sheets approximated fair value due to the short maturity of these instruments. Since the $32.2 million note payable to the bank group has a market adjustable interest rate and a short maturity, the carrying value of this instrument approximates fair value. Although the $2.25 million term note has a fixed 6 percent interest rate at September 30, 1996, it also approximates fair value. The Company's only financial instruments at September 30, 1995 and 1996 with a fair value different from carrying value are marketable securities; the difference of which is shown in Note 3.

NOTE 10 -- CONCENTRATION OF MARKET AND CREDIT RISK

     All of the Company's customers are in the oil and gas offshore exploration and production industry. This industry concentration has the potential to impact the Company's overall exposure to market and credit risks, either positively or negatively, in that the Company's customers could be affected by similar changes in economic, industry or other conditions. However, the Company believes that the credit risk posed by this industry concentration is offset by the creditworthiness of the Company's customer base. The Company's portfolio of accounts receivable is comprised of major international corporate entities and government organizations with stable payment experience. Historically, the Company's uncollectible accounts receivable have been immaterial, and typically, the Company does not require collateral for its receivables.

     Drilling revenues for fiscal 1996 include $25.6 million, $11.5 million and $8.4 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc., Carigali-Triton Operating Company Sdn. Bhd. and Mobil Equatorial Guinea, Inc., respectively. Drilling revenues for fiscal 1995 include $24.8 million, $16.0 million and $7.5 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc., BHP Petroleum Pty. Ltd. and Woodside Offshore Petroleum Pty. Ltd., respectively. Drilling revenues for fiscal 1994 included $24.8 million and $6.7 million in revenues received from Esso Australia Limited/Esso Production Malaysia, Inc. and Western Mining Corporation Limited, respectively.

NOTE 11 -- OPERATIONS BY GEOGRAPHIC AREAS

     The Company is engaged in offshore contract drilling. The contract drilling operations consist of contracting Company owned or managed offshore drilling equipment primarily to major oil and gas exploration companies. Operating income
(loss) is contract revenues less operating expenses. In computing operating income (loss) for each geographic area, none of the following items were considered: investment income or gains on sale of securities, general corporate expenses, interest expense, minority interest in loss of partnerships and domestic and foreign income taxes. Identifiable assets are those assets that are used by

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED) the Company in operations in each geographic area. General corporate assets are principally investments in marketable securities.

     A summary of revenues, operating income and identifiable assets by geographic areas is as follows (in thousands):

                                         FISCAL      FISCAL      FISCAL
                                          1994        1995        1996
                                       ----------  ----------  ----------
CONTRACT REVENUES:
     United States...................  $    5,483  $    4,981  $    6,208
     Australia.......................      31,192      35,314      31,043
     Southeast Asia..................      28,935      31,936      33,774
     Africa..........................          --          --       8,430
     India/Middle East...............         365          --          --
                                       ----------  ----------  ----------
                                       $   65,975  $   72,231  $   79,455
                                       ==========  ==========  ==========
OPERATING INCOME:
     United States...................  $    1,160  $     (603) $       42
     Australia.......................       6,013       6,562       8,018
     Southeast Asia..................         902       4,318       6,316
     Africa..........................          --          --       3,831
     India/Middle East...............         (46)         (6)        (34)
     General corporate expense.......      (4,324)     (4,485)     (5,113)
                                       ----------  ----------  ----------
                                       $    3,705  $    5,786  $   13,060
                                       ==========  ==========  ==========
IDENTIFIABLE ASSETS:
     United States...................  $   19,132  $   22,599  $   31,071
     Australia.......................      39,182      42,143      19,365
     Southeast Asia..................      63,024      62,166      64,163
     Africa..........................          --          --      21,780
     India/Middle East...............           9           7           3
     General corporate...............      32,113      25,938      22,927
                                       ----------  ----------  ----------
                                       $  153,460  $  152,853  $  159,309
                                       ==========  ==========  ==========

                     ATWOOD OCEANICS, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE 12 -- QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly results for fiscal years 1995 and 1996 are as follows (in thousands, except per share amounts):

                                                            QUARTERS ENDED
                                        ------------------------------------------------------
                                        DECEMBER 31,    MARCH 31,    JUNE 30,    SEPTEMBER 30,
                                        ------------    ---------    --------    -------------
1995
Revenues.............................     $ 18,306       $18,314     $ 18,548       $17,063
Income before income taxes...........        1,933         2,132        3,912(a)        955
Net income...........................        1,743         1,287        3,191           839
Earnings per common share............          .26           .20          .48           .13
1996
Revenues.............................     $ 18,138       $19,086     $ 19,127       $23,104
Income before income taxes...........        1,308         2,281        3,638         8,616(b)
Net income...........................          662         1,331        2,379         6,996
Earnings per common share............          .10           .20          .36          1.05

------------

(a) The Company sold 33,000 shares of Mobil Corporation common stock which resulted in a $2.4 million positive effect on fiscal 1995 third quarter results.

(b) The Company sold 32,000 shares of Mobil Corporation common stock which resulted in a $2.8 million positive effect on fiscal 1996 fourth quarter results.

NOTE 13 -- EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT

     In January 1997, the Company executed a drilling contract for the ATWOOD SOUTHERN CROSS which requires substantial refurbishment and upgrade of the rig. The Company has previously committed to purchase $5 million of long lead-time equipment for such an upgrade and will incur approximately $20 million of additional costs to complete the refurbishment and upgrade. Management estimates that this rig will commence drilling operations in Australia in late fiscal 1997 or early fiscal 1998.

     In conjunction with the upgrade of the ATWOOD HUNTER, the bank group which holds a mortgage lien on the rig has agreed to provide a waiver of the annual capital expenditures limit for fiscal 1997, along with some other amendments to the loan documents; and the Company has agreed to reduce the outstanding loan amount through a $10 million prepayment, in addition to the quarterly and excess cash flow payment requirements. For the calendar year 1997, the Company estimates payments to the bank group will total $22 million, and, accordingly, such amount has been included in current maturities of long-term notes payable at December 31, 1996. In addition, the Company has agreed to guaranty $3 million of the outstanding balance of such bank debt.

     In December 1996, the Company increased its short-term line-of-credit from a bank from $10 million to $30 million, secured by the pledge of all of the Company's United States treasury bonds.

     On February 4, 1997, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission with respect to a public offering by the Company of 1,500,000 shares of common stock. The net proceeds from the offering will be used by the Company to reduce bank debt and to provide funding for various planned capital expenditure projects, including the ATWOOD HUNTER upgrade and the ATWOOD SOUTHERN CROSS refurbishment and upgrade.

                                            ATWOOD SOUTHERN CROSS
                                              Second-Generation
                                               Semisubmersible

                                   In fiscal 1994 the Company purchased
                                   the ATWOOD SOUTHERN CROSS as an
                                   attractive semisubmersible candidate for upgrade to 2,000 feet water depth
       [PHOTO]                     drilling capability. In January 1997,
                                   the Company was awarded a 175-day
                                   drilling contract for the rig, which
                                   should be mobilized to Singapore in
                                   March 1997 to undergo substantial
                                   refurbishment and upgrade, with drilling operations in Australia expected to commence in late fiscal 1997 or early fiscal 1998. The picture is an artist's conception of the rig after refurbishment and upgrade enhancements.


                                               RIG-200 Modular
                                                 Platform Rig

                                   Modular platform rigs are installed on
                                   permanently constructed offshore support platforms in order to perform drilling operations. A platform rig usually stays at a location for several months, if not years, since several wells are typically drilled from a
       [PHOTO] support platform. RIG-200 is a technically advanced modular platform rig for the West Tuna platform offshore Australia, which uses the latest technology in mechanized rig-floor and pipe-deck equipment, as well as sophisticated instrumentation to monitor key functions around the rig. The design and fabrication of the rig were completed in 1995, and drilling operations in Australia commenced in January 1997.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary...................     3
Risk Factors.........................     8
Use of Proceeds......................    11
Price Range of Common Stock..........    11
Capitalization.......................    12
Selected Historical Financial Data...    13
Management's Discussion and
  Analysis...........................    14
Business.............................    22
Management...........................    27
Underwriting.........................    28
Notice to Canadian Residents.........    29
Legal Matters........................    30
Experts..............................    30
Available Information................    30
Incorporation of Certain Documents by
  Reference..........................    30
Index to Financial Statements........   F-1

                                     [logo]

                             ATWOOD OCEANICS, INC.

                                1,500,000 SHARES

                                  COMMON STOCK
                               ($1.00 PAR VALUE)

                              P R O S P E C T U S

                           CREDIT SUISSE FIRST BOSTON
                                 HOWARD, WEIL,
                             LABOUISSE, FRIEDRICHS
                                  INCORPORATED

                         RAUSCHER PIERCE REFSNES, INC.

================================================================================

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses in connection with the issuance and distribution of the securities to be registered, other than underwriting discounts and commissions, are as follows:

Securities Exchange Commission
  Registration Fee...................  $   33,128
NASD Filing Fee......................      11,433
Printing and Engraving Expenses......     100,000
Legal Fees and Expenses..............      90,000
Accounting Fees and Expenses.........     150,000
Blue Sky Fees and Expenses...........       5,000
Transfer Agent Fees and Expenses.....       5,000
Miscellaneous........................       5,439
                                       ----------
     Total...........................  $  400,000

     The foregoing expenses incident to the registration of the Shares of Common Stock, including any underwriting discounts and commissions attributable to the sale of the Shares, shall be paid by the Company.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article IV, Section 3 of the Bylaws of the Company states that any person who is or was a director or officer of the Company, or a director, officer, partner, venturer, employee, agent or similar functionary of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person serves or served as such at the request of the Company, shall be indemnified by the Company against any and all liability and reasonable expenses (including but not limited to counsel fees and disbursements and amounts paid in settlement or in satisfaction of judgments or as fines or penalties) to the extent mandated or authorized by Article 2.02-1 of the Texas Business Corporation Act. Article 2.02-1 of the Texas Business Corporation Act permits, and in some cases requires, corporations to indemnify directors and officers who are or have been a party or are threatened to be made a party to litigation against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses under certain circumstances.

ITEM 16.  EXHIBITS.

     The following instruments and documents are included as Exhibits to this Registration Statement. Exhibits incorporated by reference are so indicated by parenthetical information.

        EXHIBIT
         NUMBER                                                    EXHIBIT
------------------------  ------------------------------------------------------------------------------------------
          *1.1       --   Form of Underwriting Agreement
           4.1.1     --   Articles of Incorporation dated January 1972 (Incorporated herein by reference to Exhibit
                          3.1.1 of the Company's Form 10-K for the year ended September 30, 1993)
           4.1.2     --   Articles of Amendment dated March 1975 (Incorporated herein by reference to Exhibit 3.1.2 of the Company's Form 10-K for the year ended September 30, 1993)
           4.1.3     --   Articles of Amendment dated March 1992 (Incorporated herein by reference to Exhibit 3.1.3 of the Company's Form 10-K for the year ended September 30, 1993)
           4.2       --   Bylaws, as amended (Incorporated herein by reference to Exhibit 3.2 of the Company's Form
                          10-K for the year ended September 30, 1993)
           4.3       --   Specimen certificate for the Company's common stock, $1.00 par value (Incorporated herein by reference to Exhibit 5.1 of the Company's Registration Statement on Form S-3,
                          Registration No. 33-39993, filed April 19, 1991)
          *5.1       --   Opinion of Griggs & Harrison, P.C.
         *23.1       --   Consent of Arthur Andersen LLP
         *23.2       --   Consent of Griggs & Harrison, P.C. (Included in Exhibit 5.1)
          24.1       --   Powers of Attorney (Included in signature pages of Registration Statement on Form S-3,
                          Registration No. 333-21065, filed February 4, 1997)
          27.1       --   Financial Data Schedule

------------
 * Filed herewith.

ITEM 17.  UNDERTAKINGS.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 15 above, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, the State of Texas, on February 10, 1997.

                                                  ATWOOD OCEANICS, INC.
                                          By: /s/ JOHN R. IRWIN
                                                  JOHN R. IRWIN
                                                  DIRECTOR, PRESIDENT AND
                                                  CHIEF EXECUTIVE OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement or Amendment has been signed by the following persons in the capacities and on the dates indicated.

                         NAME                                         TITLE                          DATE
-------------------------------------------------------------------------------------------   ------------------
                   /s/JOHN R. IRWIN                   Director, President and Chief           February 10, 1997
                   (JOHN R. IRWIN)                      Executive Officer

                 /s/JAMES M. HOLLAND                  Senior Vice President, Secretary        February 10, 1997
        (JAMES M. HOLLAND, INDIVIDUALLY AND AS          (Principal Financial and Accounting
  ATTORNEY-IN-FACT FOR ROBERT W. BURGESS, GEORGE S.     Officer)
                       DOTSON,
       W. H. HELMERICH, III, HANS HELMERICH AND
                WILLIAM J. MORRISSEY)

                               INDEX TO EXHIBITS

                                                                                                                      SEQUENTIALLY
        EXHIBIT                                                                                                         NUMBERED
          NO.                                                       EXHIBIT                                               PAGES
------------------------  ------------------------------------------------------------------------------------------- -------------
          *1.1       --   Form of Underwriting Agreement
           4.1.1     --   Articles of Incorporation dated January 1972 (Incorporated herein by reference to Exhibit
                          3.1.1 of the Company's Form 10-K for the year ended September 30, 1993)
           4.1.2     --   Articles of Amendment dated March 1975 (Incorporated herein by reference to Exhibit 3.1.2 of the Company's Form 10-K for the year ended September 30, 1993)
           4.1.3     --   Articles of Amendment dated March 1992 (Incorporated herein by reference to Exhibit 3.1.3 of the Company's Form 10-K for the year ended September 30, 1993)
           4.2       --   Bylaws, as amended (Incorporated herein by reference to Exhibit 3.2 of the Company's Form
                          10-K for the year ended September 30, 1993)
           4.3       --   Specimen certificate for the Company's common stock, $1.00 par value (Incorporated herein by reference to Exhibit 5.1 of the Company's Registration Statement on Form S-3,
                          Registration No. 33-39993, filed April 19, 1991)
          *5.1       --   Opinion of Griggs & Harrison, P.C.
         *23.1       --   Consent of Arthur Andersen LLP
         *23.2       --   Consent of Griggs & Harrison, P.C. (Included in Exhibit 5.1)
          24.1--          Powers of Attorney (Included in signature pages of Registration Statement on Form S-3,
                          Registration No. 333-21065, filed February 4, 1997)
          27.1       --   Financial Data Schedule

------------
 * Filed herewith.